**División Papel, Imprimir, Escribir, Embalar:**
Teléfonos: (0243) 2401124 - 2401121
**División Higiénicos:**
Teléfonos: (0243) 2407511 - 2407534
**División Conversión**
**Sacos:**
Teléfonos: (0243) 2401235 - 2401236
**Bolsas:**
Teléfonos: (0243) 2401100 - 2401072

**Resmas, Resmillas, Formas Continuas:**
Teléfonos: (0243) 2401095 - 2401190
(0212) 2397461 - 2392480
**Productos Escolares y de Oficina**
(ALPES)
Teléfonos: (0243) 2401255 - 2401376 - 2401309
**Transporte** ALPES C.A.
Teléfonos: (0243) 2474910 - 2401380


MANPA

**Dirección Fiscal:**
Av. Francisco de Miranda con Av. El Parque
Edif. Torre Country Club, Piso 12 of 12
Urb. El Bosque Caracas.
RIF: J- 00023530 - 9
NIT: 0007464878

Teléfonos: (0212) 9012311
www.manpa.com.ve

Rule 12g3-2 (b) File N° 82-4240

Caracas, 06 May 2010.

**SUPPL**

**Office of International Corporate Finance**
**Division of Corporation Finance**
**Securities and Exchange Commission**
**450 Fifth Street, N.W.**
**Washington DC 20549**
**U.S.A.**



Attention: Special Counsel
Office of International Corporate Finance



Manufacturas de Papel, C.A. (MANPA) S.A.C.A.
Rule 12g3-2 (b) File N° 82-4240

The enclose information is being furnished to the Securities and Exchange Commission (The "SEC") on behalf of Manufacturas de Papel, C.A. (MANPA), (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Kindly acknowledge receipt of the foregoing by stamping and returning the enclosed copy of this letter.

Very truly yours,

**Leticia Level G.**
**Corporate Planning Manager**
Fax N° 58-212-901-23-17
Phone : 58-212-901-22-45

dw 5/14

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:-----------------------------------

Translator's Note:

Next, there are five (5) different balances. ---------------------------------------------

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, May the 3rd, 2010.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

## MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

**CONSOLIDATED STATEMENTS OF MOVEMENTS IN EQUITY ACCOUNTS CONDENSED**
**FOR THE THREE-MONTH PERIOD ENDED AT MARCH 31, 2010**
**INTERIM**
**(Stated in Bolivars)**

| | | | | Retained earnings | | | | |
|---|---|---|---|---|---|---|---|---|
| | Capital Stock | Premium on issuing shares | Accrued results from translation of subsidiary and joint business | Legal Reserve | Updated net balance of retained earnings for the sole use of payment of share dividends from the Company and subsidiaries | Undistributed | | Total Equity |
| BALANCES AT DECEMBER 31, 2009 | 69,633,596 | 13,405 | 482,029 | 6,963,360 | 119,593,551 | 177,147,708 | 111,974 | 373,945,623 |
| Results from traslation | - | - | 13,127,762 | - | - | - | - | 13,127,762 |
| Net income from the period | - | - | - | - | - | 36,954,022 | - | 36,954,022 |
| BALANCES AT MARCH 31, 2010 | 69,633,596 | 13,405 | 13,609,791 | 6,963,360 | 119,593,551 | 214,101,730 | 111,974 | 424,027,407 |

Alejandro Delfino
President

Juan Antonio Lovera
V.P.Corporate Finances

María Alejandra Maguhn
Corporate Comptroller


INTERPRETE
PUBLICO


INTERPRETE
PUBLICO

# MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

**CONSOLIDATED BALANCE SHEET CONDENSED AT MARCH 31, 2010 AND 2009**
**INTERIM**
**(Stated in bolivars)**

| | 2010 | 2009 |
|---|---|---|
| **ASSETS:** | | |
| NON CURRENT ASSETS: | | |
| Property, plant and equipment - Net | 385,447,424 | 385,804,393 |
| Other intangible assets | 1,306,358 | - |
| Participation in associated and joint business | 4,046,494 | - |
| Total non-current assets | 390,800,276 | 385,804,393 |
| CURRENT ASSETS: | | |
| Expenses paid in advance | 1,790,968 | 816,983 |
| Inventories | 152,629,967 | 78,090,920 |
| Advances to suppliers | 24,476,392 | 10,127,669 |
| Bills and accounts receivable - Net | 233,640,976 | 182,236,670 |
| Investments available for sale | 145,251 | 117,071 |
| Cash and cash equivalents | 122,735,734 | 116,703,420 |
| Total current assets | 535,419,288 | 388,092,733 |
| TOTAL | 926,219,564 | 773,897,126 |
| **SHARE HOLDERS´ EQUITY AND LIABILITIES** | | |
| SHAREHOLDERS´ EQUITY: | | |
| Capital stock | 69,633,596 | 69,633,596 |
| Premium on issued shares | 13,405 | 13,405 |
| Accrued results from translation of subsidiary and joint business abroad | 13,609,791 | 206,308 |
| Retained earnings: | | |
| Legal reserve | 6,963,360 | 6,963,360 |
| Updated net balance of retained earnings for the sole use of paying share dividends of the Company and subsidiaries | 119,593,551 | 119,593,551 |
| Undistributed | 214,101,730 | 257,485,451 |
| Non- realization of results from investments | 111,974 | 82,793 |
| Total shareholders´equity | 424,027,407 | 453,978,464 |
| NON CURRENT LIABILITIES: | | |
| Provision for seniority severance benefits , net of long-term advances | 22,254,312 | 14,257,727 |
| Unsecured bonds | 12,910,000 | 32,740,000 |
| Deferred tax income | 8,210,215 | 30,056,622 |
| Total non-current liabilities | 43,374,527 | 77,054,349 |
| CURRENT LIABILITIES: | | |
| Provision for seniority severance benefits , net of short-term advances | 19,734,956 | 12,643,644 |
| Unsecured bonds | 18,680,000 | 14,010,000 |
| Commercial papers | 29,137,895 | 14,000,000 |
| Short-term loans | 212,684,256 | 58,926,169 |
| Payable dividends | 2,677,849 | 1,702,655 |
| Income tax payable | 51,594,358 | 47,369,007 |
| Accounts payable | 124,308,316 | 94,212,838 |
| Total current liabilities: | 458,817,630 | 242,864,313 |
| Total liabilities | 502,192,157 | 319,918,662 |
| TOTAL | 926,219,564 | 773,897,126 |

| Alejandro Delfino<br>President | Juan Antonio Lovera<br>V.P. Finances | María Alejandra Maguhn<br>Corporate Comptroller |
|---|---|---|




INTERPRETE
PUBLICO

# MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

**CONSOLIDATED BALANCES OF RESULTS CONDENSED FOR THE THREE-MONTH PERIOD ENDED AT MARCH 31, 2010 AND 2009**
**INTERIM**
**(Stated in bolivars)**

| | 2010 | 2009 |
|---|---|---|
| Sales income | 323,108,588 | 245,503,115 |
| Sales costs | 238,726,368 | 168,738,046 |
| Gross profit | 84,382,220 | 76,765,069 |
| Costs and expenses: | | |
| Sales expenses | 13,613,047 | 11,681,505 |
| Overhead and administrative expenses | 13,164,011 | 10,583,212 |
| Income from selling assets | (128,405) | - |
| | 26,648,653 | 22,264,717 |
| Earnings in operations | 57,733,567 | 54,500,352 |
| Financial costs | (8,117,732) | (5,237,221) |
| Financial incomes | 49,974 | 327,673 |
| Exchange differences - Net | (3,247,570) | (174,904) |
| Others - Net | (837,224) | (906,418) |
| | (12,152,552) | (5,990,870) |
| Income before tax | 45,581,015 | 48,509,482 |
| Income tax | 8,626,993 | 11,693,361 |
| Gross profit | 36,954,022 | 36,816,122 |
| Net income per share: | | |
| Basic | 0.16 | 0.16 |
| Diluted | 0.16 | 0.16 |

| Alejandro Delfino | Juan Antonio Lovera | María Alejandra Maguhn |
|---|---|---|
| President | V.P. Finances | Corporate Comptroller |





# MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

**CONSOLIDATED STATEMENTS OF MOVEMENTS IN EQUITY ACCOUNTS CONDENSED**
**FOR THE THREE-MONTH PERIOD ENDED AT MARCH 31, 2009**
**INTERIM**
**(Stated in bolivars)**

| | | | | Retained earnings | | | |
|---|---|---|---|---|---|---|---|
| | Capital Stock | Premium on issuing shares | Accrued results from translation of subsidiary and joint business | Legal Reserve | Updated net balance of retained earnings for the sole use of paying share dividends from the Company and subsidiaries | Undistributed | Non-realization of results from investments |
| BALANCES AT DECEMBER 31, 2008 | 69,633,596 | 13,405 | 206,308 | 6,963,360 | 119,593,551 | 220,669,329 | 82,793 |
| Net profit from the period | - | - | - | - | - | 36,816,122 | - |
| Total profit recognized for the period | - | - | - | - | - | 36,816,122 | - |
| BALANCES AT MARCH 31, 2009 | 69,633,596 | 13,405 | 206,308 | 6,963,360 | 119,593,551 | 257,485,451 | 82,793 |

Alejandro Delfino
President

Juan Antonio Lovera
V.P. Finances

María Alejandra Maguhn
Corporate Comptroller


INTERPRETE
PUBLICO


INTERPRETE
PUBLICO

# MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

**CONSOLIDATE STATEMENTS OF CASH FLOW CONDENSED**
**FOR THE THREE-MONTH PERIOD ENDED AT MARCH 31, 2010 AND 2009**
**INTERIM**

**(Stated in bolivars)**

| | 2010 | 2009 |
|---|---|---|
| OPERATING ACTIVITIES | | |
| Net income | 36,954,022 | 36,816,122 |
| Adjustments to reconcile net profit with the cash provided for operating activities: | | |
| Differences in exchange - net | 3,247,570 | 174,904 |
| Participation in results from joint business | - | 3,459,354 |
| Deferred tax income | (3,756,007) | (935,639) |
| Tax provision | 8,626,993 | 12,629,000 |
| Results from translation of subsidiaries and joint business | 13,127,762 | - |
| Results from selling property, plant and equipment | (128,405) | - |
| Financial costs | 8,117,732 | 5,237,221 |
| Financial income | (49,974) | (327,673) |
| Depreciation | 4,566,791 | 4,568,545 |
| Amortization of deferred charges and other assets | 22,142 | - |
| Operating cash flow before movements of work capital | 70,728,626 | 61,621,834 |
| Changes in operating assets and liabilities: | | |
| Decrease (increase) in : | | |
| Bills and accounts receivable | (18,833,809) | (23,720,633) |
| Advances to suppliers | (11,376,258) | (7,469,589) |
| Inventories | (12,439,993) | 31,436,184 |
| Expenses paid in advance | 256,557 | 247,404 |
| Increase (decrease) in: | | |
| Accounts payable | (27,269,139) | (12,148,110) |
| Provision for seniority severance benefits , net of payments | 3,646,594 | 2,278,191 |
| Cash provided for operating activities | 4,712,578 | 52,245,281 |
| Paid interests | (4,483,547) | (4,483,547) |
| Collected interests | 49,974 | 327,673 |
| Paid taxes | 2,058,474 | 1,077,741 |
| Net cash provided for operating activities | 2,337,479 | 49,167,148 |
| INVESTMENT ACTIVITIES: | | |
| Acquisition of property, plant and equipment | (7,448,113) | 815,585 |
| Sale of property and equipment | 158,140 | - |
| Net cash used for investment activities | (7,289,973) | 815,585 |
| FINANCING ACTIVITIES: | | |
| Increase in short-term loans | 65,310,995 | 23,795,039 |
| Amount of commercial papers issued | 32,670,000 | 915,562 |
| Amortization of commercial papers | (3,532,105) | - |
| Payments of unsecured bonds | (4,670,000) | - |
| Cash dividends | (71,939) | (316,017) |
| Net cash provided for financial activities | 89,706,951 | 24,394,584 |
| INCREASE (DECREASE) NET IN CASH AND CASH EQUIVALENTS | 84,754,457 | 74,377,317 |
| CASH AND CASH EQUIVALENTS AT THE BEGINING OF THE PERIOD | 37,981,277 | 42,326,103 |
| CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD | 122,735,734 | 116,703,420 |

Alejandro Delfino
President

Juan Antonio Lovera
V.P. Finances

María Alejandra Maguhn
Corporate V.P. Finances







# MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

**ESTADO DE MOVIMIENTO CONSOLIDADO EN LAS CUENTAS DE PATRIMONIO CONDENSADO**
**POR EL PERIODO DE TRES MESES TERMINADO EL 31 DE MARZO DE 2010**
**INTERINO**
**(Expresados en bolívares)**

| | Capital social | Prima en emisión de acciones | Resultado acumulado por traducción de filial y negocios conjuntos | Reserva legal | Saldo neto actualizado de utilidades retenidas para uso único de pagos de dividendos en acciones de la Compañía y sus subsidiarias | No distribuidas | Resultado no realizado en inversiones | Total patrimonio |
|---|---|---|---|---|---|---|---|---|
| SALDOS AL 31 DE DICIEMBRE DE 2009 | 69,633,596 | 13,405 | 482,029 | 6,963,360 | 119,593,551 | 177,147,708 | 111,974 | 373,945,623 |
| Resultado por traducción | - | - | 13,127,762 | - | - | - | - | 13,127,762 |
| Utilidad neta del período | - | - | - | - | - | 36,954,022 | - | 36,954,022 |
| SALDOS AL 31 DE MARZO DE 2010 | 69,633,596 | 13,405 | 13,609,791 | 6,963,360 | 119,593,551 | 214,101,730 | 111,974 | 424,027,407 |

Alejandro Delfino
Presidente

Juan Antonio Lovera
V.P. Corp. de Finanza

Maria Alejandra Maguhn
Contralor Corporativo

## MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

**BALANCES GENERALES CONSOLIDADOS CONDENSADOS, 31 DE MARZO DE 2010 Y 2009**
**INTERINO**
**(Expresados en bolívares)**

| | 2010 | 2009 |
|---|---|---|
| **ACTIVO** | | |
| ACTIVO NO CORRIENTE: | | |
| Propiedades, planta y equipo - neto | 385,447,424 | 385,804,393 |
| Otros activos intangibles | 1,306,358 | - |
| Participaciones en asociadas y negocios conjuntos | 4,046,494 | - |
| Total activo no corriente | 390,800,276 | 385,804,393 |
| ACTIVO CORRIENTE: | | |
| Gastos pagados por anticipado | 1,790,968 | 816,983 |
| Inventarios | 152,629,967 | 78,090,920 |
| Anticipos a proveedores | 24,476,392 | 10,127,669 |
| Efectos y cuentas por cobrar - neto | 233,640,976 | 182,236,670 |
| Inversiones disponibles para la venta | 145,251 | 117,071 |
| Efectivo y equivalentes de efectivo | 122,735,734 | 116,703,420 |
| Total activo corriente | 535,419,288 | 388,092,733 |
| TOTAL | 926,219,564 | 773,897,126 |
| **PATRIMONIO Y PASIVO** | | |
| PATRIMONIO: | | |
| Capital social | 69,633,596 | 69,633,596 |
| Prima en emisión de acciones | 13,405 | 13,405 |
| Resultado acumulado por traducción de filial y negocios conjuntos en el exterior | 13,609,791 | 206,308 |
| Utilidades retenidas: | | |
| Reserva legal | 6,963,360 | 6,963,360 |
| Saldo neto actualizado de utilidades retenidas para uso único de pagos de dividendos en acciones de la Compañía o de sus subsidiarias | 119,593,551 | 119,593,551 |
| No distribuidas | 214,101,730 | 257,485,451 |
| Resultado no realizado en inversiones | 111,974 | 82,793 |
| Total patrimonio | 424,027,407 | 453,978,464 |
| PASIVO NO CORRIENTE: | | |
| Apartado para prestaciones de antigüedad, neto de anticipos a largo plazo | 22,254,312 | 14,257,727 |
| Bonos quirografarios | 12,910,000 | 32,740,000 |
| Impuesto sobre la renta diferido | 8,210,215 | 30,056,622 |
| Total pasivo no corriente | 43,374,527 | 77,054,349 |
| PASIVO CORRIENTE: | | |
| Apartado para prestaciones de antigüedad, neto de anticipos a corto plazo | 19,734,956 | 12,643,644 |
| Bonos quirografarios | 18,680,000 | 14,010,000 |
| 0 Papeles comerciales | 29,137,895 | 14,000,000 |
| Préstamos a corto plazo | 212,684,256 | 58,926,169 |
| Dividendos por pagar | 2,677,849 | 1,702,655 |
| Impuesto sobre la renta por pagar | 51,594,358 | 47,369,007 |
| Cuentas por pagar | 124,308,316 | 94,212,838 |
| Total pasivo corriente | 458,817,630 | 242,864,313 |
| Total pasivo | 502,192,157 | 319,918,662 |
| TOTAL | 926,219,564 | 773,897,126 |

Alejandro Delfino
Presidente

Juan Antonio Lovera
V.P. Finanzas

Maria Alejandra Maguhn
Contralor Corporativo

# MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

## ESTADOS CONSOLIDADOS DE RESULTADOS CONDENSADOS
## POR LOS PERIODOS DE TRES MESES TERMINADOS EL 31 DE MARZO DE 2010 Y 2009
## INTERINO
**(Expresados en bolívares)**

| | 2010 | 2009 |
|---|---|---|
| Ingresos por ventas | 323,108,588 | 245,503,115 |
| Costo de ventas | 238,726,368 | 168,738,046 |
| Utilidad bruta | 84,382,220 | 76,765,069 |
| Costos y gastos: | | |
| Gastos de ventas | 13,613,047 | 11,681,505 |
| Gastos generales y administrativos | 13,164,011 | 10,583,212 |
| Utilidad en venta de activos | (128,405) | - |
| | 26,648,653 | 22,264,717 |
| Utilidad en operaciones | 57,733,567 | 54,500,352 |
| Costos financieros | (8,117,732) | (5,237,221) |
| Ingresos financieros | 49,974 | 327,673 |
| Diferencias en cambio - neto | (3,247,570) | (174,904) |
| Otros ingresos (egresos): | | |
| Otros - neto | (837,224) | (906,418) |
| | (12,152,552) | (5,990,870) |
| Utilidad antes de impuestos | 45,581,015 | 48,509,482 |
| Impuesto sobre la renta | 8,626,993 | 11,693,361 |
| Utilidad neta | 36,954,022 | 36,816,122 |
| Utilidad neta por acción: | | |
| Básica | 0.16 | 0.16 |
| Diluida | 0.16 | 0.16 |

Alejandro Delfino
Presidente

Juan Antonio Lovera
V.P. Finanzas

Maria Alejandra Maguhn
Contralor Corporativo

## MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

**ESTADO DE MOVIMIENTO CONSOLIDADO EN LAS CUENTAS DE PATRIMONIO CONDENSADO**
**POR EL PERIODO DE TRES MESES TERMINADO EL 31 DE MARZO DE 2009**
**INTERINO**
**(Expresados en bolívares)**

| | Capital social | Prima en emisión de acciones | Resultado acumulado por traducción de filial y negocios conjuntos | Utilidades retenidas | | | Resultado no realizado en inversiones | Total patrimonio |
|---|---|---|---|---|---|---|---|---|
| | | | | Reserva legal | Saldo neto actualizado de utilidades retenidas para uso único de pagos de dividendos en acciones de la Compañía y sus subsidiarias | No distribuidas | | |
| SALDOS AL 31 DE DICIEMBRE DE 2008 | 69,633,596 | 13,405 | 206,308 | 6,963,360 | 119,593,551 | 220,669,329 | 82,793 | 417,162,342 |
| Utilidad neta del periodo | - | - | - | - | - | 36,816,122 | - | 36,816,122 |
| Total utilidades reconocidas en el periodo | - | - | - | - | - | 36,816,122 | - | 36,816,122 |
| SALDOS AL 31 DE MARZO DE 2009 | 69,633,596 | 13,405 | 206,308 | 6,963,360 | 119,593,551 | 257,485,451 | 82,793 | 453,978,464 |

Alejandro Delfino
Presidente

Juan Antonio Lovera
V.P. Corp. de Finanzas

Maria Alejandra Maguhn
Contralor Corporativo

# MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

**ESTADOS CONSOLIDADOS DE FLUJOS DE EFECTIVO CONDENSADOS**
**POR LOS PERIODOS DE TRES MESES TERMINADOS EL 31 DE MARZO DE 2010 Y 2009**
**INTERINO**
**(Expresados en bolívares)**

| | 2010 | 2009 |
|---|---|---|
| ACTIVIDADES OPERACIONALES: | | |
| Utilidad neta | 36,954,022 | 36,816,122 |
| Ajustes para conciliar la utilidad neta con el efectivo provisto por las actividades operacionales: | | |
| Diferencias en cambio - neto | 3,247,570 | 174,904 |
| Participación en resultados de negocios conjuntos | - | 3,459,354 |
| Impuesto sobre la renta diferido | (3,756,007) | (935,639) |
| Provisión para impuestos | 8,626,993 | 12,629,000 |
| Resultado por traducción de filial y negocios conjuntos | 13,127,762 | - |
| Resultado en venta de propiedades, planta y equipo | (128,405) | - |
| Costos financieros | 8,117,732 | 5,237,221 |
| Ingresos financieros | (49,974) | (327,673) |
| Depreciación | 4,566,791 | 4,568,545 |
| Amortización de cargos diferidos y otros activos | 22,142 | - |
| Flujos de efectivo operativos antes de los movimientos de capital de trabajo | 70,728,626 | 61,621,834 |
| Cambios en activos y pasivos operacionales: | | |
| Disminución (aumento) en: | | |
| Efectos y cuentas por cobrar | (18,833,809) | (23,720,633) |
| Anticipos a proveedores | (11,376,258) | (7,469,589) |
| Inventarios | (12,439,993) | 31,436,184 |
| Gastos pagados por anticipado | 256,557 | 247,404 |
| Aumento (disminución) en: | | |
| Cuentas por pagar | (27,269,139) | (12,148,110) |
| Apartado para prestaciones por antigüedad, neto de pagos | 3,646,594 | 2,278,191 |
| Efectivo provisto por las actividades operacionales | 4,712,578 | 52,245,281 |
| Intereses pagados | (4,483,547) | (4,483,547) |
| Intereses cobrados | 49,974 | 327,673 |
| Impuestos pagados | 2,058,474 | 1,077,741 |
| Efectivo neto provisto por las actividades operacionales | 2,337,479 | 49,167,148 |
| ACTIVIDADES DE INVERSIÓN: | | |
| Adquisición de propiedades, planta y equipo | (7,448,113) | 815,585 |
| Venta de propiedades y equipos | 158,140 | - |
| Efectivo neto usado por las actividades de inversión | (7,289,973) | 815,585 |
| ACTIVIDADES DE FINANCIAMIENTO: | | |
| Aumento en préstamos a corto plazo | 65,310,995 | 23,795,039 |
| Importe de la emisión de papeles comerciales | 32,670,000 | 915,562 |
| Amortización de papeles comerciales | (3,532,105) | - |
| Pagos de bonos quirografarios | (4,670,000) | - |
| Dividendos en efectivo | (71,939) | (316,017) |
| Efectivo neto provisto por las actividades de financiamiento | 89,706,951 | 24,394,584 |
| AUMENTO (DISMINUCION) NETO EN EFECTIVO Y EQUIVALENTES DE EFECTIVO | 84,754,457 | 74,377,317 |
| EFECTIVO Y EQUIVALENTES DE EFECTIVO AL INICIO DEL PERIODO | 37,981,277 | 42,326,103 |
| EFECTIVO Y EQUIVALENTES DE EFECTIVO AL FINAL DEL PERIODO | 122,735,734 | 116,703,420 |

Alejandro Delfino    Juan Antonio Lovera    Maria Alejandra Maguhn


MAY 1 2 2010


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The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:------------------------------------------------------------

**MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**

**AND AFFILIATES**

**NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE-MONTH PERIOD ENDED AT MARCH 31, 2010 AND 2009**

**(In bolivars)**

## 1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

***Organization*** – The dominant company Manufacturas de Papel, C.A. (MANPA) S.A.C.A. is a company established in the Bolivarian Republic of Venezuela pursuant to the Venezuelan Code of Commerce and the Capital Market Law, and its business purpose is to manufacture and commercialize paper in all its fashions.

***Adoption of the International Financing Reporting Standards (IFRS)*** – As of December 2, 2005 the Board of Directors of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. in its session No.940 decided to early adopt the International Financing Reporting Standards (IFRS) to prepare and submit consolidated financial statements for the year ended at December 31, 2005 as official information in compliance with Resolutions No.157-2004 and 177-2005, issued by the National Securities and Exchange Commission (CNV for its abbreviation in Spanish).

As of December 17, 2009 the National Securities and Exchange Commission (CNV for its abbreviation in Spanish) issued Resolution N° 157-2009 that establishes the National



Consumer Price (INPC for its abbreviation in Spanish)as indicator of price variation, published on a monthly basis by the Venezuelan Central Bank, for the purposes of applying IAS 29 "Financial information in Hyperinflationary Economies", allowing commercial companies that early adopted the IFRS the preparation and presentation of its financial statements without applying adjustment for inflation until closure of the fiscal year 2010, or a further date, if applies.

The enclosed consolidated financial statements have been prepared pursuant to the Standards for Preparing Financial Statements of Entities Subject to Control by the National Securities and Exchange Commission, based on the International Standards for Financial Information (ISFI), that include the International Standards for Financial Information (ISFI), the International Accounting Standards (IAS), Interpretations by the Permanent Interpreting Commission (PIC) and the International Financial Reporting Interpretations Committee (IFRIC), issued y the International Accounting Standards Board (IASB) which are effective for the fiscal years beginning at January 1, 2005) being adjourned the use of adjustment for inflation as stated in IAS 29 in the terms for resolution indicated above.

January 1, 2004 was considered transition date for the purposes of preparing the first set of financial statements at December 31, 2005 under the IFRS according to the Standards for Preparing Financial Statements of Entities Subject to Control by the National Securities and Exchange Commission. At date of issuing of these consolidated financial statements, the following standards have been issued by the International Accounting Standard Board (IASB) for its application to accounting periods beginning from April the 1st, 2010 or further.

- IAS 24 " Related Parties Disclosure" – In November 2009, the IASB made some amendments to this Standard simplifying disclosure procedures for entities controlled, jointly controlled or with a significant influence by a government administration (which are referred to as government-related entities) and clarifies definition of related party. This Standard shall be effective for the fiscal years beginning on January the 1st, 2011. The Company shall apply IAS 24 (as amended) prospectively form January the 1st, 2011.


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***Generally Accepted Accounting Principles in Venezuela (VEN-NIF)*** – In April 2008, the Federation of Public Colleges of Venezuela (FCCPV for its abbreviation in Spanish) approved the Application Bulletin N° 0 (BA VEN NIF N° 0) "Framework to Adopt International Financial Reporting Standards", in which adoption of International Standards of Financial Information issued by the International Accounting Standards Board (IASB) is approved, prior review and interpretation of each, by the Permanent Committee of Accounting Principles (CPPC for its abbreviation in Spanish) of the FCCPV and approval of an Enhanced National Directorate (DNA). From that date, the generally accepted accounting principles in Venezuela are identified with the initials VEN-NIF, which are applied in the terms and conditions established in the corresponding bulletins issued by the FCCPV. The most important differences between VEN-NIF and the Standards to Prepare the Financial Statements of Entities Subject to Control by the National Securities and Exchange Commission, from those entities that early adopted IFRS in the terms of resolutions issued by such Commission, are referred to, mainly, to omission of the effects for inflation indicated in IAS 29 and treatment of certain balances and transactions in foreign currency as established in the IAS 21.

***Significant accounting policies*** – The main accounting policies used by the Company to prepare its consolidated financial statements are summarized as follows:

a. ***Responsibility of the information and estimations made*** – Information included in these consolidated financial statements are the responsibility of the Board of Directors and of Company Management. To prepare them, certain estimates have been used to quantify some assets, liabilities, income, expenses and commitments that are registered therein, based on experience and other relevant factors. Final results may vary from such estimates.

These estimations are steady reviewed. Amendments to accounting estimates are acknowledged prospectively, accounting the effects of change in the corresponding consolidated income accounts for the year in which the corresponding reviews are made. Basically, these estimates refer to:

- Losses form deterioration of certain assets,
- Useful life of property, plant and equipment,




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- Reasonable values of financial assets and liabilities,
- Estimated accruals payable,
- Probability of contingencies,
- Exchange control and its impact on assets, liabilities, obligations in foreign currency and dividends to shareholders,
- Price control on certain products commercialized by the Company.

Although these estimates are made based on the best information available at March 31, 2010 about the facts analyzed, it is possible that events that may take place in the future force their amendment in the next fiscal years. This amendment will be carried out pursuant to the provisions of IAS 8, prospectively, taking into account the effects of the change of estimation in the corresponding consolidated income accounts.

b. ***Consolidation*** - The attached hereto consolidated financial statements include the accounts of Manufacturas de Papel, C.A. (MANPA) S.AC.A. and its affiliates fully owned: Vencaribbean Paper Products, Ltd. (domiciled in Trinidad and Tobago), Valores y Acciones 1003, C.A. and its Affiliates; Inmuebles 310350, C.A. and Seguridad Industrial y Forestal, C.A. (Seinforca) (both domiciled in Venezuela), and Transporte Alpes, C.A. (domiciled in Venezuela). Manufacturas de Papel de Centroamérica, S.A. (domiciled in Costa Rica) 50% owned was considered a joint business according to IAS 31 and it was registered by the participation method. In COtober 2009, the investment in Simco Recycling, Inc. (domiciled in the United States), 50% owned and considered joint businesses was sold.

All significant transactions among companies have been eliminated from consolidation.

c. ***Effects of inflation*** – The functional currency of the Company is the Bolivar. Once the IAS 29 "Financial Information on Hyperinflationary Economies" is revised together with other literatures consulted and after analyzing the accumulated inflation at the date of transaction and subsequent periods, the Company determined that the Venezuelan economy stopped being hyperinflationary from January the 1st, 2002.

As a consequence of the foregoing, some amounts of non-monetary assets and liabilities at December 31, 2001 in constant currency at that date were considered as the new accounting base of these entries.




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As of December 17, 2009 the National Securities and Exchange Commission (CNV) issued Resolution N° 157-2009, which establishes as indicator of price variation the National Consumer Price Index (INPC), monthly published by the Venezuelan Central Bank, for the purposes of applying the IAS 29 "Financial information for hyperinflationary economies", allowing companies that early adopted IFRS preparing and presenting their financial statements without applying the adjustment for inflation until closure of the fiscal year 2010, or further date, if applies.

d. ***Translation of the financial statements of affiliates and joint businesses abroad*** – The Company determined the functional currency of affiliates abroad according to IAS 21 "Effect of Variations in Exchange Types of Foreign Currency." Consequently, for its incorporation into the attached financial information, the financial statements of such affiliates were translated into bolivars by converting monetary and non-monetary entries of the balance sheet at the current exchange rate, and as for the income account the average of the exchange rate of the corresponding year.

   The effects of including the financial statements of affiliates translated to bolivars by this methodology are shown in the shareholders´ equity as Accumulated result from translation of affiliates and joint businesses.

e. ***Participation in associates*** – An associated company is that in which the Company is able to significantly influence; without control or joint control by its participation in decision-making and operating policies of the associated company. Normally, this capacity is expressed in a participation (direct or indirect) equal or superior to 20% of the voting rights of the entity participated.

The following entities, of which a 20% or more of its voting rights is owned, are not considered entities associated to the Group:

| Entity | % voting rights | Reason why it is considered Associated |
|---|---|---|
| Agroindustrial Mandioca, C.A. | 20 | The Company does not have a significant influence on operations |




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| | | |
|---|---|---|
| | | of the associated company.. |
| Corporación Forestal Orinoco, C.A. | 33 | The Company does not have a significant influence on operations of the associated company.. |
| Fibras Secundarias, S.A. | 33 | The Company does not have a significant influence on operations of the associated company.. |
| Central Cariaco | 25.62 | The Company does not have a significant influence on operations of the associated company. |

***f. Participation in joint business*** – A joint business consists of a contractual agreement in which the Company and other parties begin an economic activity subject to joint control. Business agreements involving the establishment of an entity apart in which each participant owns interests are identified as entities jointly controlled. Profits and losses are eliminated pursuant to Company participation in the joint business, except for those cases in which non- realized losses provide evidence of any deterioration of the asset allocated.

Pursuant to IAS 31, the Company opted for valuating entities considered joint business by using the method of participation.

f. ***Property, plant and equipment*** – Property, plant and equipment are presented at the allocated cost less depreciation and any acknowledged loss from deterioration of value. Depreciation is calculated based on the straight line method on the remaining useful life estimated by the Company and technical surveys supported by independent experts.

   Replacements or renewals of entire elements that increase the useful life of the asset in question or its financial capacity are accounted for as greater amount of asset with the subsequent accounting withdrawal of the elements replaced or renewed. Periodical expenses of maintenance, preservation and repair are attributed to the results of the measure they incur in.




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Depreciation is calculated based on the straight line method on the remaining estimated useful life of the different assets as follows, understanding that the lands on which buildings and other constructions are built have an undefined useful life and, therefore, they are not subject to depreciation:

| | **Years** |
|---|---|
| Buildings | 20-40 |
| Machinery and equipment | 10-50 |
| Furniture, automotive vehicles and equipment | 3-5 |

From new events that occurred during the year 2006, the Company evaluated the estimated financial benefits of some assets, which originated a change in the useful life of such assets.

Company management considers that the accounting value of assets does not exceed their recoverable value.

Costs due to interests directly attributable to acquisition, construction or production of qualified assets that necessarily require a substantial time period to be prepared for its expected use or sale are added to the cost of such assets until the moment assets are substantially prepared for use. Income from investments arising from the temporary investment of specific loans that has not been invested yet in such assets is deducted from costs for interests ready to be capitalized.

The result from selling or withdrawing property, plant and equipment is determined by the difference between the benefit obtained for the sale and the accounting value of the asset and same is acknowledged in the results from the fiscal year.

g. ***Other intangible assets*** – Intangible assets acquired on a separate basis are reported at cost less their accumulated repayment and any loss accumulated for deterioration of value acknowledged. Repayment is calculated based on the straight-line method on the useful life estimated by the Company. The useful life and the repayment method are revised at the end of each period, prospectively registering the




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effect of any change on these estimates. Such assets shall have a useful life of 10 years.

h. ***Long-term assets*** – The Company reviews amounts in books of its tangible and intangible assets to determine if there are indications that such assets have suffered a loss from deterioration of value. If there is any indication, the recoverable amount of asset is calculated in order to determine the scope of the loss for deterioration of value (if any). In case the asset does not produce cash flows by itself that is independent from other assets, the Company calculates the recoverable amount of the unit by generating cash to which the asset belongs to. When a consistent and reasonable distribution base is identified, common assets are also distributed to individual cash generating units or, in turn, to the smallest group of cash generating units to which a consistent and reasonable distribution base is identified.

The recoverable value is the highest value between the reasonable value less the cost of selling it and the value of use. The value of use is determined based on estimated future cash flows discounted at its current value, using a discount rate before taxes that reflects current market valuations in regard to temporary value of money and specific asset risks.

If it is estimated that the recoverable amount of an asset (or a cash generating unit) is inferior to its amount in books, the amount in books of assets (cash generating unit) is reduced to its recoverable amount. Immediately, a loss for deterioration of value as expense is acknowledged.

A loss for value deterioration can be further reverted and registered as income in the results of the period until the amount to which the increased amount in books does not exceed the amount in books that would have been determined if any loss had been acknowledged for deterioration of value for the asset (cash generating unit) in previous years.

i. ***Operating leasing*** – Typically, in operating leasing operations the ownership of goods leased and substantially all the risks and advantages that fall on such goods belong to lessor.

The Company has leasing agreements negotiated in which the Company acts as lessor. Leased goods are presented under the item property, plant and equipment. These assets




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are repaid according to the policies adopted for similar assets of own use, and the income from leasing agreements are acknowledged based on the provisions set forth in the agreements, which come close to the straight-line method established in the IAS 17.

Payments from operating leasing agreements in which the Company acts as lessor are acknowledged as a linear expense during leasing, save those in which other systematic base becomes more representative to better indicate the benefit pattern of leasing. Contingent payments are charged as expenses in the periods they are incurred in.

*j.* ***Foreign Currency*** – The functional currency of the Company is the Bolivar. Consequently, operations in other currencies different form the Bolivar are considered in "foreign currency" and are registered in bolivars using the applicable foreign exchange rates in effect at dates in which they are made. Exchange differences from monetary entries receivable or payable from affiliates and joint businesses abroad, which liquidation is not envisaged, and it is unlikely to be made in a foreseen future, are acknowledged in the consolidated financial statements as part of the accumulated result for translation from affiliates and joint businesses, until disincorpration of the corresponding entity.

***j. Inventories*** – Stocks are valued at the acquisition or production cost, or at the realized net value, the lesser. Cost includes costs of direct materials and, in your case, the costs of direct labor and general manufacturing expenses, also including those incurred in when transferring stocks to your location and current conditions. During periods of low production level or during those of idle capacity, the number of fixed general manufacturing expenses attributed to each production unit is not increased as a consequence of this circumstance. During abnormally high production periods, the amount of fixed general manufacturing expenses attributed to each manufacturing unit will be reduced so that stocks are not valued over real cost.

Commercial discounts, rebates obtained and other similar entries are deducted in determining acquisition price.


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The cost is calculated using the average method. The net realized value represents the estimate of the sale price less the entire estimated finishing price and the costs that will be incurred in commercialization processes, sale and distribution.

Inventories of spare parts are valued using the average method and are acknowledged in the results of the fiscal year are consumed. Such investments are presented in the consolidated financial statements at the cost assumed, which does not exceed their recovery value. The cost assumed is equivalent to the acquisition cost less the losses for acknowledged obsolescence, determined by the Company based on a technical evaluation.

*j.* ***Financial assets*** – Investments are acknowledged and cancelled in account using the accounting method at the date of the transaction, in which the aforementioned date is acknowledged: a) the asset to be received and the liability payable, and b) the annulment of the asset being sold, the acknowledgment of the eventual result from the sale or disposal by any other way, and acknowledgment of an entry receivable from purchaser. Financial assets and liabilities are initially acknowledged at their reasonable value plus the transaction costs directly attributable to their purchase, except for those classified at their reasonable value with changes in results, which are initially acknowledged at their reasonable value.

Financial assets kept by the Company are classified as follows:

- Loans and accounts receivable generated by the company itself: financial assets originated by companies in exchange of providing cash, goods or services directly to a debtor.
- Financial assets available for sale, including values acquired that are not kept in order to negotiate them or as investment at maturity. They are valued at their reasonable value and changes are acknowledged in results in the terms set forth in IAS 39.

Financial assets are classified as financial assets at reasonable value with changes in results, when classified as held to negotiate or, in its initial acknowledgement, have been appointed by the Company to be accounted for at their reasonable value with changes in results.




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A financial asset is classified as held to negotiate if:

- It is mainly acquired in order to sell it in the immediate future;
- It is part of a portfolio of identified financial instruments that are jointly managed and to which there is evidence of a recent pattern to obtain short-term benefits; or
- It is a derivative that is neither a financial warranty agreement nor has been appointed as a hedge instrument and meets the conditions to be efficient.

A financial asset different from those held to negotiate can be classified as a financial asset at reasonable value with changes in results if:

- Such significantly reduces or eliminates any inconsistency in appraisal or in acknowledgement; or
- Financial assets are part of a group of financial assets, of financial liabilities or both, which are administered and evaluated according to the reasonable value criteria, according to a documented strategy of investment or management of Company risk, and which information is internally provided on that base; or
- It is part of an agreement that has one or more implicit derivatives, and the ISFI allow appointing to the entire hybrid agreement (combined) as a financial asset or a financial liability at a reasonable value with changes in results.

Financial assets at a reasonable value with changes in results are presented at their reasonable value. Profits and losses in changes from reasonable value of these assets are acknowledged as part of the results from the period in which they are produced. Profits and losses acknowledged include any dividend or interest earned by such financial assets.

Non-derivative financial assets with a fixed maturity date, which payments are of a fixed amount or determinable, and the Company has the real intention and besides, the capacity, to preserve until its maturity, are classified as investments held until maturity. These investments are registered at repaid cost using the effective- interest method less any loss accumulated for deterioration of value acknowledged, acknowledging income through the corresponding period.

Investments available for sale are non-derivative financial assets specifically appointed as available for sale, or that are not classified as (a) loans and entries receivable (b)




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investments held until maturity or (c) financial assets accounted at a reasonable value with changes in results. These investments are appraised at their reasonable value. Profits and losses from variations at a reasonable value of these investments are directly acknowledged in shareholders' equity except for losses from deterioration of value, exchange losses, which are directly acknowledged against s results from the period they are produced. When assets are disposed of or it is determined that assets have suffered a deterioration of value, benefits or losses previously accumulated and acknowledged in shareholders' equity are included in the results from the period. Dividends of equity instruments classified as available for sale are acknowledged in the results from the fiscal year when Company right to receive the corresponding payment is established.

Commercial accounts receivable, loans and other non-derivative accounts receivable with fixed payments or determinable, that are not negotiated in an active market, are classified as loans and entries receivable. These entries are registered at a repaid cost using the effective-interest method less any accumulated loss fro deterioration of value acknowledged. Income from interest is acknowledged using the effective interest rate, except for those accounts receivable at short-term in which its acknowledgement is considered not important.

It is understood as reasonable value of a financial instrument in a given date the amount by which said instrument could be purchased or sold on that date between parties informed about the issue, acting freely and prudently under conditions of mutual independence. The most objective and common reference of the reasonable value of a financial instrument is the price that would be paid for it in an organized, transparent and deep market ("quotation price" or "market price"). If this market price cannot be objectively and reliable estimated for a specific financial instrument, its reasonable value is estimated by using the value set in recent transactions of similar instruments or the current value deducing all future cash flows (collection or payment), applying a type of market interests for similar financial instruments (same term, currency, interest rate and same classification of equivalent risk).

Investments at maturity and loans and accounts receivable that the Company holds are valued at their "repaid cost" acknowledging in the income accounts the interests earned




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based on its effective interest rate (EIR). Repaid cost is understood as the initial cost less collection of principal plus more or less accumulated amortization of the difference between the initial amounts and maturity, taking into account potential reductions for deterioration or non-payment.

Effective interest rate is the updating rate that exactly equals the value of a financial instrument to the totality of its cash flows estimated by all concepts through their remaining life. For financial instruments at a fixed interest rate, the effective interest rate coincides with the contractual interest rate established at the moment of its acquisition plus, in its case, commissions that due to its nature are similar to an interest rate. In financial instruments at variable interest rates, the effective interest rate coincides with the yielding rate in effect for all concepts until the first review of the type of referential interest that is going to take place.

*k.* **Cash and cash equivalents** – The cash and cash equivalent including cash in banks and investments in term deposits with maturity of less than three (3) months.

*l.* ***Classification of financial assets as current and non-current*** – In the attached consolidated balance sheets, financial assets are classified according to their maturity, that is, as current those with maturity equal or inferior to twelve months, and as non-current those with maturity higher than such period.

***m. Bank loans and obligations, commercial papers and unsecured bonds*** – Loans and obligations, commercial papers and unsecured bonds are registered at repaid cost. Financial expenses, included premiums payable in the liquidation or reimbursement and direct costs of issuance are accounted in the income results using the method of cash interest and are added to the amount in books of the instrument as they are not liquidated in the period they are generated.

***n. Debt classification as current and non-current*** – In the attached consolidated balance sheets, debts are classified according to their maturity, that is, as current those with maturity equal or inferior to twelve months, and as non-current those with maturity higher than such period.

***o. Provision for seniority payment*** – The provision for seniority payment includes 100% of the liabilities related to rights acquired as per the Organic Labor Law.

Seniority payment are calculated and registered according to the Venezuelan labor law and the collective bargaining agreement in effect.

According to the Organic Labor Law in effect, the employee has rights to severance payment equivalent to 5 days of salary per month until a total of 60 days per year of service. This payment is considered earned from 3 months of uninterrupted service. From the second year of service, the employee is entitled to 2 years of additional salary per year of service (or year fraction higher than 6 months), accumulative up to a maximum of 30 days of salary. Severance payments need to be paid and deposited on a monthly basis in individual trusts, a severance payment fund or in the account of employee, as each employee so states in written. When severance payment are kept in the accounting of an employee, this latter is entitled to pay interests on the amounts owe, which are monthly established by the Venezuelan Central Bank.

In case of unjustified dismissal or involuntary retirement, the employee is entitled to an additional indemnity of one month of salary per each year of service up to a maximum of 150 days of yearly salary. In case of voluntary retirement, the Law stipulates an additional liquidation up to 90 days of current salary, based on the duration of the labor relation.

***p. Provisions*** – When preparing the consolidated financial statements, the management makes a difference between:

- *Provisions* – Credit balances that cover obligations at the date of the consolidated balance sheet, arising as a consequence of past events from which shareholders´ equity prejudices can arise to the Company; concrete in regard to its nature but undetermined in regard to its amount and/or moment of payment,

- *Contingent liabilities* – Possible obligations that emerged as a consequence of past events, which materialization is conditioned to the occurrence, or not, of one or more future events regardless the will of the entity.

The Consolidated financial statements of the Company compiled all the significant provisions in regard to which it is estimated that the probability that the obligation needs to be met is higher than the opposite. Contingent liabilities are not acknowledged in the consolidated financial statements but informed, pursuant to the IAS 37 requirements.




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Provisions are quantified considering the best information available about the consequences of the event that brings them about, and are re-estimated due to the accounting closure and are used to face the specific obligations to which they were originally acknowledged; thus, producing its reversal, either total or partial, when such obligations stop being so. At March 31, 2010 and 2009 the Company management has not registered significant provisions that need to be disclosed in the consolidated financial statements at those dates.

q. **Financial liability and shareholder's equity** – Financial liability and equity instruments are classified according to the content of contractual agreements negotiated and taking into account the economic basis. An equity instrument is a contract that represents a residual participation in the Company shareholders' equity once all their liabilities are deducted.

Financial liabilities held by the Company are classified as financial liabilities at a reasonable value with changes in results or as results or other financial liabilities. Financial liabilities are classified as financial liabilities at a reasonable value with changes in results, when are classified as held to negotiate or, in its initial acknowledgement, have been by the Company to be accounted for at their reasonable value with changes in results.

A financial liability is classified as held to negotiate if:

- It is mainly incurred in for the purposes of repurchasing in the immediate future;
- It is part of a portfolio of identified financial instruments, which are jointly managed and to which there is evidence of a recent pattern to get short-term benefits; or
- It is a derivative that is neither a financial warranty agreement nor has been appointed as a hedge instrument and meets the conditions to be efficient.

A financial liability different from those kept to negotiate can be classified as a financial asset at the reasonable value with changes in results if:

- This significantly eliminates or reduces any inconsistency in the valuation or acknowledgement, or

- Financial liabilities are part of a group of financial assets, financial liabilities or both, which are administered and assessed according to the reasonable value criterion, in compliance with a documented risk investment or management Company strategy, and which information is internally provided thereon; or
- Financial liabilities are part of an agreement that includes one or more implicit derivatives, and the IFRS allow designing the entire hybrid contract (combined) as a financial asset or a financial liability at a are reasonable value with changes in results.

Financial liabilities at reasonable value with change sin results are presented at their reasonable value. Profit and loss in changes of the reasonable value of these assets are acknowledged against results from the period in which they are produced. Acknowledged profit and loss include any interest caused by such financial liabilities.

Other financial liabilities, including loans, are initially acknowledged at their reasonable value, net of transaction costs directly attributable to their issue. Then, they are registered at a repaid cost using the effective-interest method, acknowledging the expense throughout the corresponding period.

*r.* ***Judicial Procedures and/or Ongoing Judicial*** – At closure of 2009 there were different ongoing judicial procedures and claims against the Company originated in the regular development of its activities. Both legal advisors and the Company management understand that the conclusion of these procedures and claims will not produce a significant effect in the current and future consolidated financial statements.

*s.* ***Income acknowledgements*** –Income are measures using the reasonable value of the balancing entry, received or receivable, arising from income.

Income from selling finished products and other products are acknowledged when all the following conditions are met:

- The Company has transferred to purchaser the important risks and advantages from owning property;




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- The Company neither reserves for itself any implication in the regular management of property sold, in the degree usually associated to property, nor withholds effective control on such property.
- Amount of income can be reliably measured.
- It is likely that the Company receives the financial benefits associated to transaction; and
- Costs incurred in, or about to be incurred in, in regard to transaction may be reliably measured. Income from sales are reported net of estimated returns, promotions granted, early-bird discounts, and any other discount given.

Income from operating leasing agreements are acknowledged on a monthly basis based on the provisions of contracts.

Income from interests is accumulated on a periodical basis taking as reference the outstanding capital balance and the effective interest rate applicable.

Income from investment dividends are acknowledged when the rights of shareholders to receive the corresponding payment have been established.

*t.* ***Advertisement expenses*** – Advertisement expenses are registered in results, on the date they are incurred in.

*u.* ***Acknowledging expenses*** – Expenses are acknowledged as results when there is a reduction of future financial benefits related to a reduction of an asset or an increase of a liability that can be reliably measured. This means that the entry of an expense is simultaneous to the registry of an increase of the liability or the reduction of an asset.

An expense is immediately acknowledged when a disbursement does not generate future financial benefits or when does not meet the necessary requirements for its registration as an asset.

*v.* ***Balance compensation*** – Balances only compensate among themselves, and consequently, they are shown in the consolidated balance sheet for their net amount – debtor and creditor balances from transactions that, contractually or as per the law, include the possibility to compensate and are intended to be liquidated




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for its net amount or asset realization and to simultaneously make payments of liabilities.

*w.* ***Income tax*** – The tax provision for the income tax includes the amount of the current income tax payable estimated and the differed income tax.

Current income tax is determined applying the income tax established in the tax legislation in effect to the net taxable income of the year.

Differed taxes, assets and liabilities are determined based on the general balance method using the tax rate established by the tax legislation in effect, at the date of the balance sheet.

Assets and liabilities from differed taxes include temporary differences identified as those amounts expected to pay or recover from differences among amounts in the books of assets and liabilities and their tax value, as well as for tax credits, rebate and unused tax losses.

On its part, assets from differed taxes, identified as temporary differences, are only acknowledged in the case of considered likely that the Company is going to have in the future enough tax income to be able to make them effective and do not come from the initial acknowledgement (save in a business combination) of other assets and liabilities into one operation that does not impact the tax result or the accounting result.

Currently, registered differed taxes are reviewed (both assets and liabilities) in order to verify they are in effect, making the relevant amendments to them according to the results from the analysis made. The lending differed tax is reduced by a provision for valuation at the amount estimated which is likely to be realized in the future.

*x.* **Net income per basic and diluted share** – Net income per basic share has been calculated by dividing the net result of the year between the weighted average of shares issued and in circulation for each period. Net income per basic and diluted share is the same for all periods presented since the Company does not have instruments potentially diluting.

## 16. INFORMATION BY BUSINESS SEGMENT

***Segmentation criteria***




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Information by segments is structured based on the different Company business lines.

***Main business segments***

Business lines described below have been set based on the organizing structure of the Company in effect at closure of the fiscal year 2009, taking into account, on one part, the nature of products and services offered, and for the other, the segments of client to which businesses are addressed to.

**During fiscal years** 2009 and 2008, the Company focused its activities on the following main business lines:

***Printing, writing and packing paper*** -

Manufacturing of this business segment is basically oriented to manufacture paper type Bond, Bristol, register, MF and MG, among others. Commercialization is highly in the form of final products, such as: bags, sacks, reams, four quires of letter paper, notebooks, envelopes, and other products.

***Tissue paper*** – The tissue paper manufacturing plant produces several degrees of this paper, which are converted into final products such as hygienic paper, paper towels, napkins, and facial tissue in Maracay, Venezuela and Trinidad & Tobago locations.

***Services and rentals*** – This business segment is basically oriented to maintenance of assets for leasing and surveillance services.

***Corporate*** – Income and expenses that cannot be specifically attributed to any operating line or that are not the result of decision globally impacting the Company, including expenses originated from projects and activities that impact several business lines and income from strategic participations are allocated to a "Corporate Unit" together with reconciliation entries resulting from integrating financial statements of the different business lines with the consolidated financial statements of the Company. The costs incurred in by a Corporate Unit are prorated using internal cost systems among the different business lines.

***Geographic segment***

Group activities are located within the Venezuelan market, in Central America and the Caribbean. However, this segmentation is not important at the level of the consolidated financial statements given the magnitude of amounts.




20
INTERPRETE
PUBLICO

***Bases and methodology of information by business segment***

Information by segments that is shown below is based on monthly reports prepared by each division and is systematically generated on a monthly basis.

The structure of this information is designed as if each business line is about an autonomous business with independent own resources that are distributed according to risk of assets allocated to each line, pursuant to an internal percentage costs distribution.

Below there is information by segment of these activities for the years ended at the three-month period ended at March 31, 2010 and 2009:

| **2010** | **Printing, Writing and Packing Paper** | **Tissue Paper** | **Services and Leasing** | **Write-off** | **Total** |
|---|---|---|---|---|---|
| **Income Statement** | | | | | |
| Local sales | 117,884,876 | 193,666,475 | 4,560,418 | - | 316,111,769 |
| Export sales | - | 6,996,819 | - | - | 6,996,819 |
| Sales among segments - local | - | - | 5,514,760 | (5,514,760) | - |
| Sales among segments – exports | 180,811 | 225,979 | - | (406,790) | - |
| Total income | 118,065,687 | 200,889,273 | 10,075,178 | (5,921,550) | 323,108,588 |
| Costs and expenses | 120,908,568 | 141,892,350 | 8,233,353 | (5,659,250) | 265,375,021 |
| Result from operation | (2,842,881),88 | 58,996,923 | 1,841,825 | (262,300) | 57,733,567 |
| Participation in company results for joint businesses | - | - | - | - | - |
| Financial income | - | - | - | - | 49,974 |
| Financial expenses and others | - | - | - | - | (12,202,526) |
| Result before taxes | - | - | - | - | 45,581,015 |
| Result after taxes | - | - | - | - | 36,954,022 |
| Depreciation | 1,827,800 | 2,285,884 | 453,107 | - | 4,566,791 |
| Capital investment | 1,469,370 | 487,701 | 178,652 | - | 2,135,723 |
| **Balance sheet** | | | | | |
| Assets | | | | | |
| Assets by segments | 455,700,253 | 409,589,024 | 68,144,217 | (54,518,856) | 878,914,638 |
| Assets by corporate segments | - | - | - | - | 21,333,585 |
| Participations in associated companies | - | - | - | - | 4,046,494 |
| Undistributed corporate assets | - | - | - | - | 21,924,847 |
| Total consolidated assets | | | | | 926,219,564 |
| Liabilities | | | | | |




INTERPRETE
PUBLICO
21

| 2010 | Printing, Writing and Packing Paper | Tissue Paper | Services and Leasing | Write-off | Total |
|---|---|---|---|---|---|
| Liabilities by segments | 91,282,646 | 58,923,230 | 17,923,898 | (54,518,856) | 113,610,918 |
| Liabilities by corporate segments | - | - | - | - | 63,574,730 |
| Undistributed corporate liabilities | - | - | - | - | 325,006,509 |
| Total consolidated liabilities | | | | | 502,192,157 |

| 2009 | Printing, Writing and Packing Paper | Tissue Paper | Services and Leasing | Write-off | Total |
|---|---|---|---|---|---|
| **Income statement** | | | | | |
| Local sales | 105,502,543 | 131,229,213 | 4,006,027 | - | 240,737,783 |
| Export sales | 982,626 | 3,782,706 | - | - | 4,765,332 |
| Sales among segments - local | - | - | 5,368,140 | (5,368,140) | - |
| Sales among segments – exports | 90,722 | 719,743 | - | (810,465) | |
| Total income | 106,575,891 | 135,731,662 | 9,374,167 | (6,178,605) | 245,503,115 |
| Costs and expenses | 92,808,484 | 97,753,562 | 6,612,945 | (6,172,228) | 191,002,763 |
| Result from operation | 13,767,407 | 37,978,100 | 2,761,222 | (6,377) | 54,500,352 |
| Participation in company results for joint businesses | - | - | - | - | - |
| Financial income | - | - | - | - | 327,673 |
| Financial expenses and others | - | - | - | - | (6,318,543) |
| Result before taxes | - | - | - | - | 48,509,482 |
| Result after taxes | - | - | - | - | 36,816,122 |
| Depreciation | 2,146,439 | 2,022,762 | 399,344 | - | 4,568,545 |
| Capital investments | | | | - | 675,972 |
| **Balance sheet** | | | | | |
| Assets | | | | | |
| Assets by segments | 357,977,861 | 294,027,171 | 58,618,388 | (30,998,784) | 679,624,636 |
| Assets by corporate segments | - | - | - | - | 78,444,413 |
| Participations in associated companies | | - | - | - | - |
| Undistributed corporate assets | - | - | - | - | 15,828,077 |
| Total consolidated assets | | | | | 773,897,126 |
| Liabilities | | | | | |
| Liabilities by segments | 64,719,586 | 39,989,492 | 11,487,054 | (30,998,784) | 85,197,348 |
| Liabilities by corporate segments | - | - | - | - | 67,676,138 |
| Undistributed corporate liabilities | - | - | - | - | 167,045,176 |



| 2009 | Printing, Writing and Packing Paper | Tissue Paper | Services and Leasing | Write-off | Total |
|---|---|---|---|---|---|
| Total consolidated liabilities | | | | | 319,918,662 |

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, May the 3rd, 2010.

JUDITH HERNÁNDEZ MORA
CERTIFIED TRANSLATOR







# MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

**NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
POR LOS TRIMESTRES TERMINADOS EL 31 DE MARZO DE 2010 Y 2009
(En bolívares)**

## 1. ORGANIZACIÓN Y POLÍTICAS CONTABLES SIGNIFICATIVAS

***Organización*** – La sociedad dominante Manufacturas de Papel, C.A. (MANPA) S.A.C.A. es una sociedad constituida en la República Bolivariana de Venezuela de conformidad con el Código de Comercio Venezolano y la Ley de Mercado de Capitales, siendo su objeto social producir y comercializar papel en todas sus formas.

***Adopción de las Normas Internacionales de Información Financiera (NIIF)*** – Con fecha 02 de diciembre de 2005, la Junta Directiva de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. en su sesión Nº 940, decidió la adopción anticipada de las Normas Internacionales de Información Financiera (NIIF), para la preparación y presentación de los estados financieros consolidados para el año terminado el 31 de diciembre de 2005, como información oficial en cumplimiento de las resoluciones Nº 157-2004 y 177-2005, emitidas por la Comisión Nacional de Valores (CNV).

Con fecha 17 de diciembre de 2009, la Comisión Nacional de Valores (CNV) emitió la Resolución N° 157-2009, en la cual se establece como indicador de la variación de precios el Índice Nacional de Precios al Consumidor (INPC), publicado mensualmente por el Banco Central de Venezuela, a efectos de la aplicación de la NIC 29 "Información financiera en economías hiperinflacionarias", permitiendo a las sociedades mercantiles que adoptaron en forma anticipada las NIIF la preparación y presentación de sus estados financieros sin la aplicación del ajuste por inflación hasta el cierre del ejercicio 2010, o fecha posterior, si fuere el caso.

Los estados financieros consolidados adjuntos han sido preparados de conformidad con las Normas para la Elaboración de Estados Financieros de las Entidades Sometidas al Control de la Comisión Nacional de Valores, aplicándose en su preparación las Normas Internacionales de Información Financiera (NIIF), (que incluyen las Normas Internacionales de Información Financiera (NIIF), Normas Internacionales de Contabilidad (NIC), Interpretaciones del Comité Permanente de Interpretación (SIC) y del Comité de Interpretación de las Normas Internacionales de Información Financiera (CINIIF), emitidas por el Consejo de Normas Internacionales de Contabilidad (IASB), que son efectivas para los ejercicios que comenzaron el 1° de enero de 2005), posponiendo la aplicación del ajuste por inflación indicado en la NIC 29 en los términos de la resolución antes indicados.

Se consideró como fecha de transición el 1° de enero de 2004, para efectos de la preparación del primer juego de los estados financieros consolidados al 31 de diciembre de 2005, bajo NIIF, de acuerdo con las Normas para la Elaboración de Estados Financieros de las Entidades Sometidas al Control de la Comisión Nacional de Valores.

A la fecha de emisión de estos estados financieros consolidados, las siguientes normas han sido emitidas por el consejo de Normas Internacionales de Contabilidad (IASB, sigla en inglés) para su aplicación a períodos contables que comienzan a partir del 1° de abril de 2010 o posterior:

- NIC 24 " Revelaciones de partes relacionadas" – En noviembre del 2009, el IASB emitió algunas enmiendas a esta Norma simplificando los requerimientos de revelación para las entidades que estén controladas, controladas conjuntamente o tengan influencia importante por parte de un gobierno (a las cuales se les refiere como entidades relacionadas con el gobierno) y aclara la definición de parte relacionada. Esta Norma será efectiva para los ejercicios que comiencen el 1° de enero de 2011. La Compañía aplicará la NIC 24 (modificada) de forma prospectiva a partir del 1° de enero de 2011.

*Principios de Contabilidad de aceptación general en Venezuela (VEN-NIF)* – En abril de 2008, la Federación de Colegios de Públicos de Venezuela (FCCPV) aprobó el Boletín de Aplicación N° 0 (BA VEN NIF N° 0) "Marco de adopción de Normas Internacionales de Información Financiera", en el cual se aprueba la adopción de las Normas Internacionales de Información Financiera emitidas por el Consejo de Normas Internacionales de Contabilidad (IASB, sigla en Inglés), previa revisión e interpretación de cada una de ellas, por parte del Comité Permanente de Principios de Contabilidad (CPPC) de la FCCPV y aprobación en un Directorio Nacional Ampliado (DNA). A partir de dicha fecha, los principios de contabilidad de aceptación general en Venezuela se identifican con las siglas VEN-NIF, las cuales son de aplicación en los términos y condiciones establecidos en los respectivos boletines de adopción emitidos por la FCCPV. Las diferencias más importantes entre las VEN-NIF y las Normas para la Elaboración de los Estados Financieros de las Entidades Sometidas al Control de la Comisión Nacional de Valores, de aquellas entidades que adoptaron NIIF en forma anticipada en los términos de las resoluciones emitidas por dicha Comisión, se refieren, principalmente, a la omisión de los efectos de inflación indicados en NIC 29 y el tratamiento de ciertos saldos y transacciones en moneda extranjera establecidos en la NIC 21.

*Políticas contables significativas* – Las principales políticas contables utilizadas por la Compañía para la preparación de sus estados financieros consolidados se resumen a continuación:

a. ***Responsabilidad de la información y estimaciones realizadas*** – La información contenida en estos estados financieros consolidados es responsabilidad de la Junta Directiva y Gerencia de la Compañía. Para la elaboración de los mismos, se han utilizado ciertas estimaciones realizadas para cuantificar algunos de los activos, pasivos, ingresos, gastos y compromisos que figuran registrados en ellos, con base en la experiencia y otros factores relevantes. Los resultados finales podrían variar de dichas estimaciones.

   Estas estimaciones son revisadas sobre una base continua. Las modificaciones a los estimados contables son reconocidos de forma prospectiva, contabilizándose los efectos del cambio en las correspondientes cuentas de resultados consolidadas del año en que se efectúan las revisiones correspondientes. Básicamente, estas estimaciones se refieren a:

   - Las pérdidas por deterioro de determinados activos,
   - La vida útil de las propiedades, planta y equipo,
   - Los valores razonables de los activos y pasivos financieros,
   - Acumulaciones estimadas por pagar,
   - Probabilidad de las contingencias,
   - Control de cambio y su impacto sobre los activos, pasivos, obligaciones en moneda extranjera y dividendos a los accionistas,

Control de precios sobre ciertos productos comercializados por la Compañía.

A pesar de que estas estimaciones se realizaron en función de la mejor información disponible al 31 de marzo de 2010 sobre los hechos analizados, es posible que acontecimientos que puedan tener lugar en el futuro obliguen a modificarlas en próximos ejercicios; lo que se haría, conforme a lo establecido en la NIC 8, de forma prospectiva reconociendo los efectos del cambio de estimación en las correspondientes cuentas de resultados consolidadas.

b. ***Consolidación*** – Los estados financieros consolidados adjuntos incluyen las cuentas de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y sus filiales totalmente poseídas: Vencaribbean Paper Products, Ltd. (domiciliada en Trinidad y Tobago), Valores y Acciones 1003, C.A. y sus Filiales: Inmuebles 310350, C.A. y Seguridad Industrial y Forestal, C.A. (Seinforca) (domiciliadas en Venezuela), y Transporte Alpes, C.A. (domiciliada en Venezuela). La compañía Manufacturas de Papel de Centroamérica, C.A. (domiciliada en Costa Rica) poseída en un 50%, fue considerada como negocio conjunto de acuerdo con la NIC 31, y se registró a través del método de participación. En el mes de octubre de 2009, la inversión en la compañía Simco Recycling, INC (domiciliada en Estados Unidos de Norteamérica), poseída en un 50% y considerada como un negocio conjunto, fue vendida.

   Todas las transacciones significativas entre compañías han sido eliminadas en la consolidación.

c. ***Efectos de la inflación*** – La moneda funcional de la Compañía es el bolívar. Una vez revisada la NIC 29 "Información Financiera en Economías Hiperinflacionarias" y otras literaturas consultadas, y hechos los análisis de la inflación acumulada a la fecha de la transición y períodos posteriores, la Compañía determinó que la economía venezolana dejó de ser hiperinflacionaria a partir del 1° de enero de 2002.

   Producto de lo anterior, algunos montos de activos y pasivos no monetarios al 31 de diciembre de 2001, en moneda constante a esa fecha, fueron considerados como la nueva base contable de estas partidas.

   Con fecha 17 de diciembre de 2009, la Comisión Nacional de Valores (CNV) emitió la Resolución N° 157-2009, en la cual se establece como indicador de la variación de precios el Índice Nacional de Precios al Consumidor (INPC), publicado mensualmente por el Banco Central de Venezuela, a efectos de la aplicación de la NIC 29 "Información financiera en economías hiperinflacionarias", permitiendo a las sociedades mercantiles que adoptaron en forma anticipada las NIIF la preparación y presentación de sus estados financieros sin la aplicación del ajuste por inflación hasta el cierre del ejercicio 2010, o fecha posterior, si fuere el caso.

d. ***Traducción de los estados financieros de la filial y negocios conjuntos en el exterior*** – La Compañía determinó la moneda funcional de las filiales del exterior, de acuerdo con la NIC 21 "Efecto de las Variaciones en los Tipos de Cambios de la Moneda Extranjera". En consecuencia, para su incorporación en la información financiera adjunta, los estados financieros de dichas filiales fueron traducidos a bolívares mediante la conversión de las partidas monetarias y no monetarias del balance general a la tasa de cambio corriente, y para las cuentas de resultados el promedio de tasas de cambio del año correspondiente.

   Los efectos de incluir los estados financieros de las filiales traducidos a bolívares mediante esta metodología, se muestran en el patrimonio como Resultado acumulado por traducción de filial y negocios conjuntos.

e. ***Participación en asociadas*** – Una empresa asociada es aquella en la que la Compañía tiene capacidad para ejercer una influencia significativa, sin control ni control conjunto mediante su participación en las decisiones y políticas operativas de la empresa asociada. Habitualmente, esta capacidad se manifiesta en una participación (directa o indirecta) igual o superior al 20% de los derechos de voto de la entidad participada.

Las siguientes entidades de las que se posee un 20 % o más de sus derechos de voto no se consideraron entidades asociadas al Grupo:

| Entidad | % de derechos a voto | Razón por la que no se considera Asociada |
|---|---|---|
| Agroindustrial Mandioca, C.A. | 20 | La Compañía no posee influencia significativa sobre las operaciones de la asociada. |
| Corporación Forestal Orinoco, C.A. | 33 | La Compañía no posee influencia significativa sobre las operaciones de la asociada. |
| Fibras Secundarias, S.A. | 33 | La Compañía no posee influencia significativa sobre las operaciones de la asociada. |
| Central Cariaco | 25,62 | La Compañía no posee influencia significativa sobre las operaciones de la asociada. |

f. ***Participación en negocios conjuntos*** – Un negocio conjunto consiste en un convenio contractual en el que la Compañía y otras partes emprenden una actividad económica sujeta a control conjunto. Los acuerdos de negocios conjuntos que involucren el establecimiento de una entidad aparte, en la que cada participante posea intereses, se identifican como entidades controladas conjuntamente. Las ganancias y pérdidas se eliminan conforme a la participación de la Compañía en el negocio conjunto, con excepción de aquellos casos en los que las pérdidas no realizadas proporcionen evidencia de algún deterioro del activo asignado.

De conformidad con la NIC 31, la Compañía optó por valorar las entidades consideradas negocios conjuntos, por el método de participación.

g. ***Propiedades, planta y equipo*** – Las propiedades, planta y equipo se presentan al costo menos depreciación y cualquier pérdida por deterioro de valor reconocida. La depreciación se calcula con base en el método de línea recta sobre la vida útil restante estimada por la Compañía.

Las sustituciones o renovaciones de elementos completos que aumentan la vida útil del activo en objeto, o su capacidad económica, se contabilizan como mayor importe del activo, con el consiguiente retiro contable de los elementos sustituidos o renovados. Los gastos periódicos de mantenimiento, conservación y reparación, se imputan a los resultados en la medida que se incurren.

La depreciación se calcula con base en el método de línea recta sobre la vida útil estimada de los distintos activos, según lo siguiente, entendiéndose que los terrenos sobre los que se asientan los edificios y otras construcciones tienen una vida útil indefinida y que, por tanto, no son objeto de depreciación:

| | Años |
|---|---|
| Edificios | 20-40 |
| Maquinarias y equipos | 10-50 |
| Mobiliario, vehículos y equipos | 3-5 |

De acuerdo con nuevos acontecimientos ocurridos durante el año 2006, la Compañía evaluó los beneficios económicos esperados de algunos activos, lo cual originó un cambio en la vida útil de los mismos.

La gerencia de la Compañía considera que el valor contable de los activos no supera el valor recuperable de los mismos.

Los costos por intereses directamente imputables a la adquisición, construcción o producción de activos calificados, que necesariamente precisan de un período de tiempo sustancial para estar preparados para su uso o venta previstos, se añaden al costo de dichos activos, hasta el momento en que los activos estén sustancialmente preparados para su uso. Los ingresos procedentes de inversiones obtenidos en la inversión temporal de préstamos específicos que aún no se han invertido en tales activos, se deducen de los costos por intereses aptos para la capitalización.

El resultado obtenido por la venta o retiro de propiedades, planta y equipo se determina por la diferencia entre el beneficio obtenido por la venta y el valor contable del activo, y el mismo es reconocido en los resultados del ejercicio.

h. ***Otros activos intangibles*** – Los activos intangibles adquiridos en forma separada son reportados al costo menos su amortización acumulada y cualquier pérdida acumulada por deterioro de valor reconocida. La amortización se calcula con base en el método de línea recta sobre la vida útil estimada por la Compañía. La vida útil estimada y el método de amortización son revisados al final de cada período, registrándose el efecto de cualquier cambio en estos estimados sobre una base prospectiva. Dichos activos tendrán una vida útil de 10 años.

i. ***Activos a largo plazo*** – La Compañía revisa los importes en libros de sus activos a largo plazo para determinar si existen indicios de que dichos activos hayan sufrido una pérdida por deterioro de valor. Si existe cualquier indicio, el importe recuperable del activo se calcula con el objeto de determinar el alcance de la pérdida por deterioro de valor (si la hubiera). Donde no es posible estimar el valor recuperable de un activo individual, la Compañía estima el valor recuperable de la unidad generadora de efectivo a la que pertenece el activo. Donde se identifica una base consistente y razonable de distribución, los activos comunes son también distribuidos a las unidades generadoras de efectivo individuales o, en su defecto, al grupo más pequeño de unidades generadoras de efectivo para el cual se identifica una base consistente y razonable de distribución.

El valor recuperable es el mayor valor entre el valor razonable menos el costo de venderlo y el valor de uso. El valor de uso se determina con base en los futuros flujos de efectivo estimados descontados a su valor actual, utilizando una tasa de descuento antes de impuestos, que refleja las valoraciones actuales del mercado con respecto al valor temporal del dinero y los riesgos específicos del activo.

Si se estima que el importe recuperable de un activo (o una unidad generadora de efectivo) es inferior a su importe en libros, el importe en libros del activo (unidad generadora de efectivo) se reduce a su importe recuperable. Inmediatamente se reconoce una pérdida por deterioro de valor como gasto.

Una pérdida por deterioro de valor se puede revertir posteriormente y registrarse como ingresos en los resultados del período, hasta el monto en que el importe en libros incrementado no supere el importe en libros que se habría determinado de no haberse reconocido ninguna pérdida por deterioro de valor para el activo (unidad generadora de efectivo) en años anteriores.

j. ***Arrendamientos operativos*** – Las operaciones de arrendamiento operativo se caracterizan porque la propiedad del bien arrendado y sustancialmente todos los riesgos y ventajas que recaen sobre el bien permanecen en el arrendador.

La Compañía tiene pactados contratos de arrendamiento en donde actúa como arrendador. Los bienes arrendados se presentan en el rubro de propiedades planta y equipo. Estos activos se amortizan de acuerdo con las políticas adoptadas para activos similares de uso propio, y los ingresos procedentes de los contratos de arrendamiento se reconocen con base en lo establecido en los contratos, los cuales se aproximan al método lineal establecido en la NIC 17.

Los pagos derivados de contratos de arrendamientos operativos en donde la Compañía actúa como arrendatario se reconocen como gasto de forma lineal, durante el transcurso del plazo del arrendamiento, salvo aquellos en los que resulte más representativa otra base sistemática de asignación para reflejar más adecuadamente el patrón de los beneficios del arrendamiento. Los pagos contingentes se cargan como gastos en los períodos en los que se incurren.

k. ***Moneda extranjera*** – La moneda funcional de la Compañía es el bolívar. Consecuentemente, las operaciones en otras divisas distintas al bolívar se consideran denominadas en "moneda extranjera" y son registradas en bolívares usando los tipos de cambios aplicables vigentes en las fechas en que las mismas son realizadas. Los saldos en moneda extranjera al cierre del año son expresados en bolívares usando los tipos de cambios aplicables vigentes a esa fecha, y las diferencias en cambio resultantes se llevan, inicialmente, a los resultados del período en que se producen. Las diferencias de cambio surgidas de partidas monetarias por cobrar o pagar de filiales y negocios conjuntos en el exterior, cuya liquidación no está contemplada, ni es probable que se produzca, en un futuro previsible, las cuales forman parte de la inversión neta de la entidad extranjera, son reconocidas en los estados financieros consolidados como parte del resultado acumulado por traducción de filial y negocios conjuntos, hasta la desincorporación de la entidad correspondiente.

l. ***Inventarios*** – Las existencias se valoran al costo de adquisición o producción, o valor neto realizable, el menor. El costo incluye los costos de materiales directos y, en su caso, los costos de mano de obra directa y los gastos generales de fabricación, incluyendo también los incurridos al trasladar las existencias a su ubicación y condiciones actuales. En períodos con un nivel bajo de producción o en los que exista capacidad ociosa, la cantidad de gastos generales de producción fijos imputados a cada unidad de producción no se incrementa como consecuencia de esta circunstancia. En períodos de producción anormalmente altos, la cantidad de gastos generales de producción fijos imputados a cada unidad de producción se reducirá, de manera que no se valoren las existencias por encima del costo real.

Los descuentos comerciales, las rebajas obtenidas y otras partidas similares se deducen en la determinación del precio de adquisición.

El costo se calcula utilizando el método promedio. El valor neto realizable representa la estimación del precio de venta menos todos los costos estimados de terminación y los costos que serán incurridos en los procesos de comercialización, venta y distribución.

Los inventarios de repuestos se valoran utilizando el método promedio y se reconocen en los resultados del ejercicio cuando se consumen. Dichas existencias se presentan en los estados financieros consolidados al costo asumido, el cual no excede su valor de recuperación. El costo asumido equivale al costo de adquisición menos las pérdidas por obsolescencia reconocidas, determinadas por la Compañía sobre la base de una evaluación técnica.

m. *Activos financieros* – Las inversiones son reconocidas y dadas de baja en cuentas utilizando el método de contabilidad de la fecha de la negociación, en la cual se reconocen a la mencionada fecha: a) el activo a recibir y el pasivo a pagar, y b) la baja en cuentas del activo que se vende, el reconocimiento del eventual resultado en la venta o disposición por otra vía, y el reconocimiento de una partida a cobrar procedente del comprador. Los activos y pasivos financieros son reconocidos inicialmente a su valor razonable más los costos de transacción directamente atribuibles a la compra de los mismos, excepto para aquellos clasificados a su valor razonable con cambios en resultados, los cuales son inicialmente reconocidos a su valor razonable.

Los activos financieros mantenidos por la Compañía se clasifican como:

- Préstamos y cuentas por cobrar generados por la propia empresa: activos financieros originados por las compañías a cambio de suministrar efectivo, bienes o servicios directamente a un deudor.

Activos financieros disponibles para la venta: incluyen los valores adquiridos que no se mantienen con propósito de negociarlos, o como inversión a vencimiento. Están valorados a su valor razonable y los cambios se reconocen en resultados en los términos señalados en la NIC 39.

Los activos financieros son clasificados como activos financieros al valor razonable con cambios en resultados, cuando se clasifican como mantenido para negociar o, en su reconocimiento inicial, han sido designados por la Compañía para ser contabilizados a su valor razonable con cambios en resultados.

Un activo financiero se clasifica como mantenido para negociar si:

- Se adquiere principalmente con el objetivo de venderlo en un futuro inmediato;

- Es parte de una cartera de instrumentos financieros identificados, que se gestionan conjuntamente y para la cual existe evidencia de un patrón reciente de obtención de beneficios a corto plazo; o

- Es un derivado que no es un contrato de garantía financiera ni haya sido designado como instrumento de cobertura y cumpla las condiciones para ser eficaz.

Un activo financiero distinto a aquellos mantenidos para negociar puede ser clasificado como activo financiero al valor razonable con cambios en resultados si:

- Con ello se elimina o reduce significativamente alguna inconsistencia en la valoración o en el reconocimiento; o

- Los activos financieros forman parte de un grupo de activos financieros, de pasivos financieros o de ambos, los cuales son administrados y evaluados según el criterio del valor razonable, de acuerdo con una estrategia documentada de inversión o de gestión del riesgo de la Compañía, y cuya información es provista internamente sobre esa base; o

- Forma parte de un contrato que contiene uno o más derivados implícitos, y las NIIF permitan designar a todo el contrato híbrido (combinado) como un activo financiero o un pasivo financiero a valor razonable con cambios en resultados.

Los activos financieros al valor razonable con cambios en resultados se presentan a su valor razonable. Las ganancias o pérdidas en los cambios del valor razonable de estos activos se reconocen como parte de los resultados del período en que se producen. Las ganancias y pérdidas reconocidas incluyen cualquier dividendo o interés devengado de dichos activos financieros.

Los activos financieros no derivados con una fecha fija de vencimiento, cuyos pagos son de cuantía fija o determinable, y la Compañía tiene la intención efectiva y además, la capacidad, de conservar hasta su vencimiento, son clasificados como inversiones mantenidas hasta el vencimiento. Estas inversiones son registradas al costo amortizado utilizando el método del tipo de interés efectivo menos cualquier pérdida acumulada por deterioro de valor reconocida, reconociéndose el ingreso a lo largo del período correspondiente.

Las inversiones disponibles para la venta son activos financieros no derivados que se designan específicamente como disponibles para la venta, o que no son clasificados como (a) préstamos y partidas a cobrar (b) inversiones mantenidas hasta el vencimiento o (c) activos financieros contabilizados al valor razonable con cambios en resultados. Estas inversiones se valoran a su valor razonable. Las ganancias y pérdidas procedentes de las variaciones en el valor razonable de estas inversiones se reconocen directamente en el patrimonio con excepción de las pérdidas por deterioro del valor, los intereses calculados según el método del tipo de interés efectivo y las ganancias o pérdidas por tipo de cambio, los cuales son reconocidos directamente contra los resultados del período en que se producen. Cuando el activo se enajene o se determine que ha sufrido un deterioro de valor, los beneficios o las pérdidas acumuladas reconocidos previamente en el patrimonio se incluyen en los resultados del período. Los dividendos de instrumentos patrimoniales clasificados como disponibles para la venta, se reconocerán en el resultado del ejercicio cuando se establezca el derecho de la Compañía a recibir el pago correspondiente.

Las cuentas por cobrar comerciales, préstamos y otras cuentas por cobrar no derivados con pagos fijos o determinables, que no se negocian en un mercado activo, son clasificados como préstamos y partidas a cobrar. Estas partidas son registradas al costo amortizado utilizando el método del tipo de interés efectivo menos cualquier pérdida acumulada por deterioro de valor reconocida. Los ingresos por intereses son reconocidos utilizando la tasa de interés efectiva, excepto para aquellas cuentas por cobrar a corto plazo en las que su reconocimiento se considera no significativo.

Se entiende por valor razonable de un instrumento financiero en una fecha dada, el importe por el que podría ser comprado o vendido en esa fecha entre dos partes informadas en la materia, y en condiciones de independencia mutua, que actúen libre y prudentemente. La referencia más objetiva y habitual del valor razonable de un instrumento financiero es el precio que se pagaría por él en un mercado organizado, transparente y profundo ("precio de cotización" o "precio de mercado"). Si este precio de mercado no puede ser estimado de manera objetiva y fiable para un determinado instrumento financiero, se recurre para estimar su valor razonable al establecido en transacciones recientes de instrumentos análogos o al valor actual descontado de todos los flujos de caja futuros (cobros o pagos), aplicando un tipo de interés de mercado para instrumentos financieros similares (mismo plazo, moneda, tipo de tasa de interés y misma calificación de riesgo equivalente).

Las inversiones a vencimiento y los préstamos y cuentas por cobrar que mantiene la Compañía se valoran a su "costo amortizado" reconociendo en las cuentas de resultados los intereses

devengados en función de su tasa de interés efectiva (TIR). Por costo amortizado se entiende el costo inicial menos los cobros del principal más o menos la amortización acumulada de la diferencia entre los importes inicial y al vencimiento, teniendo en cuenta potenciales reducciones por deterioro o impago.

La tasa de interés efectiva es la tasa de actualización que iguala exactamente el valor de un instrumento financiero a la totalidad de sus flujos de efectivo estimados por todos los conceptos a lo largo de su vida remanente. Para los instrumentos financieros a tasa de interés fija, la tasa de interés efectiva coincide con la tasa de interés contractual establecida en el momento de su adquisición más, en su caso, las comisiones que, por su naturaleza, sean asimilables a una tasa de interés. En los instrumentos financieros a tasas de interés variable, la tasa de interés efectiva coincide con la tasa de rendimiento vigente por todos los conceptos hasta la primera revisión del tipo de interés de referencia que vaya a tener lugar.

n. ***Efectivo y equivalentes de efectivo*** – El efectivo y equivalentes de efectivo incluyen el efectivo en bancos y las inversiones en depósitos a plazo con vencimientos inferiores a tres (3) meses.

o. ***Clasificación de activos financieros entre corriente y no corriente*** – En los balances generales consolidados adjuntos, los activos financieros se clasifican en función de sus vencimientos, es decir, como corrientes aquellos con vencimiento igual o inferior a doce meses, y como no corrientes los de vencimiento superior a dicho período.

p. ***Préstamos bancarios, papeles comerciales y bonos quirografarios*** – Los préstamos y obligaciones, papeles comerciales y bonos quirografarios se registran al costo amortizado. Los gastos financieros, incluidas las primas pagaderas en la liquidación o el reembolso y los costos directos de emisión, se contabilizan en las cuentas de resultados utilizando el método del interés efectivo y se añaden al importe en libros del instrumento en la medida en que no se liquidan en el período en que se originan.

q. ***Clasificación de deudas entre corriente y no corriente*** – En los balances generales consolidados adjuntos, las deudas se clasifican en función de sus vencimientos, es decir, como deudas corrientes aquellas con vencimiento igual o inferior a doce meses, y como deudas no corrientes las de vencimiento superior a dicho período.

r. ***Apartado para prestaciones por antigüedad*** – El apartado para prestaciones por antigüedad comprende el 100% del pasivo relacionado con los derechos adquiridos según la Ley Orgánica del Trabajo. Las prestaciones por antigüedad se calculan y se registran de acuerdo con la legislación laboral en Venezuela y el contrato colectivo vigente.

De acuerdo con la Ley Orgánica del Trabajo vigente, el trabajador tiene derecho a una prestación equivalente a 5 días de salario por mes hasta un total de 60 días por año de servicio. Estas se consideran devengadas a partir de 3 meses de servicio ininterrumpido. A partir del segundo año de servicio, el trabajador tiene derecho a 2 días de salario adicionales por año de servicio (o fracción de año mayor a 6 meses), acumulativos hasta un máximo de 30 días de salario. Las prestaciones por antigüedad deben ser liquidadas y depositadas mensualmente en un fideicomiso individual, un fondo de prestaciones o en la contabilidad del empleador, según lo manifieste por escrito cada trabajador. Cuando las prestaciones son mantenidas en la contabilidad del empleador, éste está obligado a cancelar intereses sobre los montos adeudados, los cuales son establecidos mensualmente por el Banco Central de Venezuela.

En caso de despido injustificado o retiro involuntario, el empleado tiene derecho a una indemnización adicional de un mes de salario por cada año de servicio hasta un máximo de 150 días del salario actual. En caso de retiro involuntario, la Ley contempla una liquidación adicional de hasta 90 días del salario actual, basados en la duración de la relación laboral.

s. ***Provisiones*** – Al tiempo de formular los estados financieros consolidados, la gerencia diferencia entre:

- *Provisiones* – saldos acreedores que cubren obligaciones presentes a la fecha del balance general consolidado, surgidas como consecuencia de sucesos pasados de los que pueden derivarse perjuicios patrimoniales para la Compañía, concretos en cuanto a su naturaleza pero indeterminados en cuanto a su importe y/ o momento de cancelación,

- *Pasivos contingentes* – obligaciones posibles surgidas como consecuencia de sucesos pasados, cuya materialización está condicionada a que ocurra, o no, uno o más eventos futuros independientes de la voluntad de la entidad.

Los estados financieros consolidados de la Compañía recogen todas las provisiones significativas con respecto a las cuales se estima que la probabilidad de que se tenga que atender la obligación es mayor que de lo contrario. Los pasivos contingentes no se reconocen en los estados financieros consolidados, sino que se informa sobre los mismos, conforme a los requerimientos de la NIC 37.

Las provisiones se cuantifican teniendo en consideración la mejor información disponible sobre las consecuencias del suceso en el que traen su causa y son re-estimadas con ocasión de cada cierre contable y se utilizan para afrontar las obligaciones específicas para las cuales fueron originalmente reconocidas; procediéndose a su reversión, total o parcial, cuando dichas obligaciones dejan de existir. Al 31 de marzo de 2010 y 2009, la gerencia de la Compañía no ha registrado provisiones de importancia que deban ser reveladas en los estados financieros consolidados a esas fechas.

t. ***Pasivo financiero y patrimonio*** – Los pasivos financieros y los instrumentos de patrimonio se clasifican conforme al contenido de los acuerdos contractuales pactados y teniendo en cuenta la sustancia económica del contrato. Un instrumento de patrimonio es un contrato que representa una participación residual en el patrimonio de la Compañía una vez deducidos todos sus pasivos.

Los pasivos financieros mantenidos por la Compañía se clasifican como pasivos financieros al valor razonable con cambios en resultados u como otros pasivos financieros.

Los pasivos financieros son clasificados como activos financieros al valor razonable con cambios en resultados, cuando se clasifican como mantenido para negociar o, en su reconocimiento inicial, han sido designados por la Compañía para ser contabilizados a su valor razonable con cambios en resultados.

Un pasivo financiero se clasifica como mantenido para negociar si:

- Se incurre principalmente con el objetivo de recomprarlo en un futuro inmediato;

- Es parte de una cartera de instrumentos financieros identificados, que se gestionan conjuntamente y para la cual existe evidencia de un patrón reciente de obtención de beneficios a corto plazo; o

- Es un derivado que no es un contrato de garantía financiera ni haya sido designado como instrumento de cobertura y cumpla las condiciones para ser eficaz.

Un pasivo financiero distinto a aquellos mantenidos para negociar puede ser clasificado como pasivo financiero al valor razonable con cambios en resultados si:

- Con ello se elimina o reduce significativamente alguna inconsistencia en la valoración o en el reconocimiento; o

- Los pasivos financieros forman parte de un grupo de activos financieros, de pasivos financieros o de ambos, los cuales son administrados y evaluados según el criterio del valor razonable, de acuerdo con una estrategia documentada de inversión o de gestión del riesgo de la Compañía, y cuya información es provista internamente sobre esa base; o

- Forma parte de un contrato que contiene uno o más derivados implícitos, y las NIIF permitan designar a todo el contrato híbrido (combinado) como un activo financiero o un pasivo financiero a valor razonable con cambios en resultados.

Los pasivos financieros al valor razonable con cambios en resultados se presentan a su valor razonable. Las ganancias o pérdidas en los cambios del valor razonable de estos activos se reconocen contra los resultados del período en que se producen. Las ganancias y pérdidas reconocidas incluyen cualquier interés causado por dichos pasivos financieros.

Los otros pasivos financieros, incluyendo préstamos, son inicialmente reconocidos a su valor razonable, neto de los costos de transacción directamente atribuibles a la emisión de los mismos. Posteriormente son registrados al costo amortizado utilizando el método del tipo de interés efectivo, reconociéndose el gasto a lo largo del período correspondiente.

**u.** ***Procedimientos judiciales y/ o reclamaciones en curso*** – Al cierre del año 2009 se encontraban en curso distintos procedimientos judiciales y reclamaciones en contra de la Compañía con origen en el desarrollo habitual de sus actividades. Tanto los asesores legales como la gerencia de la Compañía entienden que la conclusión de estos procedimientos y reclamaciones no producirá un efecto significativo en los estados financieros consolidados actuales y futuros.

**v.** ***Reconocimientos de ingresos*** – Los ingresos se miden utilizando el valor razonable de la contrapartida, recibida o por recibir, derivada de los mismos.

Los ingresos provenientes de la venta de productos terminados y otros productos son reconocidos cuando se cumplen todas las condiciones siguientes:

- La Compañía ha transferido al comprador los riesgos y ventajas significativos derivados de la propiedad de los bienes;

- La Compañía no conserva para sí ninguna implicación en la gestión corriente de los bienes vendidos, en el grado usualmente asociado con la propiedad, ni retiene el control efectivo sobre los mismos;

- El importe de los ingresos puede ser medido con fiabilidad;

- Es probable que la Compañía reciba los beneficios económicos asociados con la transacción; y

- Los costos incurridos, o por incurrir, en relación con la transacción pueden ser medidos con fiabilidad. Los ingresos por ventas están reportados netos de devoluciones estimadas, promociones otorgadas, descuentos por pronto pago, y cualquier otro descuento otorgado.

Los ingresos provenientes de los contratos de arrendamientos operativos se reconocen mensualmente con base en lo establecido en los contratos.

Los ingresos por intereses son acumulados sobre una base periódica tomando como referencia el saldo pendiente de capital y la tasa efectiva de interés aplicable.

Los ingresos por dividendos de inversiones son reconocidos cuando han sido establecidos los derechos de los accionistas a recibir el pago correspondiente.

w. *Gastos de publicidad* – Los costos de publicidad son registrados en los resultados, en la fecha que se incurren.

x. *Reconocimientos de gastos* – Los gastos se reconocen en los resultados cuando tiene lugar una disminución en los beneficios económicos futuros relacionados con una reducción de un activo, o un incremento de un pasivo, que se puede medir de forma fiable. Esto implica que el registro de un gasto tiene lugar en forma simultánea al registro del incremento del pasivo o la reducción del activo.

Se reconoce un gasto de forma inmediata cuando un desembolso no genera beneficios económicos futuros o cuando no cumple los requisitos necesarios para su registro como activo.

y. *Compensaciones de saldos* – Sólo se compensan entre sí y, consecuentemente, se presentan en el balance general consolidado por su importe neto los saldos deudores y acreedores con origen en transacciones que, contractualmente o por imperativo de una norma legal, contemplan la posibilidad de compensación y se tiene la intención de liquidarlos por su importe neto o de realizar el activo y proceder al pago del pasivo de forma simultánea.

z. *Impuesto sobre la renta* – La provisión para impuesto sobre la renta comprende la suma del impuesto sobre la renta corriente por pagar estimado y el impuesto sobre la renta diferido.

El impuesto sobre la renta corriente se determina aplicando la tasa de impuesto establecida en la legislación fiscal vigente a la renta neta fiscal del año.

Los impuestos diferidos activos y pasivos son determinados con base en el método del balance general, utilizando la tasa de impuesto establecida por la legislación fiscal vigente, a la fecha del balance general.

Los activos y pasivos por impuestos diferidos incluyen las diferencias temporarias que se identifican como aquellos importes que se prevén pagar o recuperar por las diferencias entre los importes en libros de los activos y pasivos y su valor fiscal, así como por los créditos fiscales, rebajas y pérdidas fiscales no aprovechadas.

Por su parte, los activos por impuestos diferidos, identificados como diferencias temporarias, sólo se reconocen en el caso de que se considere probable que la Compañía va a tener en el futuro suficientes ganancias fiscales para poder hacerlos efectivos y no procedan del reconocimiento inicial (salvo en una combinación de negocios) de otros activos y pasivos en una operación que no afecta ni al resultado fiscal ni al resultado contable.

Anualmente, se revisan los impuestos diferidos registrados (tanto activos como pasivos) con objeto de comprobar que se mantienen vigentes, efectuándose las oportunas correcciones a los mismos de acuerdo con los resultados de los análisis realizados. El impuesto diferido activo es reducido mediante una provisión de valuación al monto que se estima que es probable que sea realizado en el futuro.

aa. ***Utilidad neta por acción básica y diluida*** – La utilidad neta por acción básica ha sido calculada dividiendo el resultado neto del período entre el promedio ponderado de acciones emitidas y en circulación para cada período. La utilidad neta por acción básica y diluida es la misma para todos los períodos presentados, ya que la Compañía no tiene instrumentos potencialmente dilutivos.

## 2. INFORMACIÓN POR SEGMENTOS DE NEGOCIO

***Criterios de segmentación***

La información por segmentos se estructura en función de las distintas líneas de negocio de la Compañía.

***Segmentos principales de negocio***

Las líneas de negocio que se describen seguidamente se han establecido en función de la estructura organizativa de la Compañía en vigor al cierre del ejercicio 2009; teniendo en cuenta, por un lado, la naturaleza de los productos y servicios ofrecidos y, por otro, los segmentos de clientes a los que van dirigidos.

**En los ejercicios** 2009 y 2008, la Compañía centró sus actividades en las siguientes grandes líneas de negocio:

***Papel impresión, escritura y embalaje*** – La producción de este segmento de negocio está orientada básicamente hacia la manufactura de papel tipo Bond, Bristol, Register, MF y MG, entre otros. La comercialización se realiza en mayor medida bajo la forma de productos finales tales como bolsas, sacos, resmas, resmillas, cuadernos, sobres, y otros productos.

***Papel tissue*** – La planta de papel tissue produce varios grados de este tipo de papel, los cuales son convertidos en productos finales tales como papel higiénico, toallas, servilletas y faciales, en los centros ubicados en Maracay, Venezuela y Trinidad & Tobago.

***Servicios y alquileres*** – Este segmento de negocio está orientado básicamente al mantenimiento de activos destinados para el arrendamiento y servicios de vigilancia.

***Corporativos*** – Los ingresos y gastos que no pueden ser atribuidos específicamente a ninguna línea de carácter operativo o que son el resultado de decisiones que afectan globalmente a la Compañía y, entre ellos, los gastos originados por proyectos y actividades que afectan a varias líneas de negocio y los ingresos de las participaciones estratégicas, se atribuyen a una "Unidad Corporativa", a la que, también, se asignan las partidas de conciliación que surgen al comparar el resultado de integrar los estados financieros de las distintas líneas de negocio con los estados financieros consolidados de la Compañía. Los costos incurridos por la Unidad Corporativa se prorratean mediante un sistema de distribución interna de costos, entre las distintas líneas de negocio.

*Segmento geográfico*

Las actividades del grupo se ubican en el mercado venezolano, en Centroamérica y en el Caribe, sin embargo, esta segmentación no reviste importancia a nivel de los estados financieros consolidados dadas las magnitudes de los montos.

*Bases y metodología de la información por segmentos de negocio*

La información por segmentos que se expone seguidamente se basa en los informes mensuales elaborados por cada una de las divisiones y se genera sistemáticamente en forma mensual.

La estructura de esta información está diseñada como si cada línea de negocio se tratara de un negocio autónomo y dispusiera de recursos propios independientes, que se distribuyen en función del riesgo de los activos asignados a cada línea, conforme a un sistema interno de distribución porcentual de costos.

A continuación se presenta la información por segmentos de estas actividades, para los períodos de 3 meses terminados el 31 de marzo de 2010 y 2009:

**2010**

| | Papel impresión, escritura y embalaje | Papel tissue | Servicios y alquileres | Eliminaciones | Total |
|---|---|---|---|---|---|
| **Estado de Resultados** | | | | | |
| Ventas locales | 117.884.876 | 193.666.475 | 4.560.418 | - | 316.111.769 |
| Ventas de exportación | - | 6.996.819 | - | - | 6.996.819 |
| Ventas entre segmentos - local | - | - | 5.514.760 | (5.514.760) | - |
| Ventas entre segmentos - exportación | 180.811 | 225.979 | - | (406.790) | - |
| Total ingresos | 118.065.687 | 200.889.273 | 10.075.178 | (5.921.550) | 323.108.588 |
| Costos y gastos | 120.908.568 | 141.892.350 | 8.233.353 | (5.659.250) | 265.375.021 |
| Resultado de operación | (2.842.881) | 58.996.923 | 1.841.825 | (262.300) | 57.733.567 |
| Participación de resultados de empresas bajo negocios conjuntos | - | - | - | - | - |
| Ingresos financieros | - | - | - | - | 49.974 |
| Gastos financieros y otros | - | - | - | - | (12.202.526) |
| Resultados antes de impuestos | - | - | - | - | 45.581.015 |
| Resultado después de impuestos | - | - | - | - | 36.954.022 |
| Depreciación | 1.827.800 | 2.285.884 | 453.107 | - | 4.566.791 |
| Inversiones de capital | 1.469.370 | 487.701 | 178.652 | - | 2.135.723 |
| **Balance general** | | | | | |
| Activo | | | | | |
| Activos por segmentos | 455.700.253 | 409.589.024 | 68.144.217 | (54.518.856) | 878.914.638 |
| Activos por segmentos corporativos | - | - | - | - | 21.333.585 |
| Participaciones en empresas asociadas | - | - | - | - | 4.046.494 |
| Activos corporativos no distribuidos | - | - | - | - | 21.924.847 |
| Activo total consolidado | | | | | 926.219.564 |
| Pasivo | | | | | |
| Pasivos por segmentos | 91.282.646 | 58.923.230 | 17.923.898 | (54.518.856) | 113.610.918 |
| Pasivos por segmentos corporativos | - | - | - | - | 63.574.730 |
| Pasivos corporativos no distribuidos | - | - | - | - | 325.006.509 |
| Pasivo total consolidado | | | | | 502.192.157 |

## 2009

| | Papel impresión, escritura y embalaje | Papel tissue | Servicios y alquileres | Eliminaciones | Total |
|---|---|---|---|---|---|
| **Estado de Resultados** | | | | | |
| Ventas locales | 105.502.543 | 131.229.213 | 4.006.027 | - | 240.737.783 |
| Ventas de exportación | 982.626 | 3.782.706 | - | - | 4.765.332 |
| Ventas entre segmentos - local | - | - | 5.368.140 | (5.368.140) | - |
| Ventas entre segmentos - exportación | 90.722 | 719.743 | - | (810.465) | |
| Total ingresos | 106.575.891 | 135.731.662 | 9.374.167 | (6.178.605) | 245.503.115 |
| Costos y gastos | 92.808.484 | 97.753.562 | 6.612.945 | (6.172.228) | 191.002.763 |
| Resultado de operación | 13.767.407 | 37.978.100 | 2.761.222 | (6.377) | 54.500.352 |
| Participación de resultados de empresas bajo negocios conjuntos | - | - | - | - | - |
| Ingresos financieros | - | - | - | - | 327.673 |
| Gastos financieros y otros | - | - | - | - | (6.318.543) |
| Resultados antes de impuestos | - | - | - | - | 48.509.482 |
| Resultado después de impuestos | - | - | - | - | 36.816.122 |
| Depreciación | 2.146.439 | 2.022.762 | 399.344 | - | 4.568.545 |
| Inversiones de capital | | | | - | 675.972 |
| **Balance general** | | | | | |
| Activo | | | | | |
| Activos por segmentos | 357.977.861 | 294.027.171 | 58.618.388 | (30.998.784) | 679.624.636 |
| Activos por segmentos corporativos | - | - | - | - | 78.444.413 |
| Participaciones en empresas asociadas | | - | - | - | - |
| Activos corporativos no distribuidos | - | - | - | - | 15.828.077 |
| Activo total consolidado | | | | | 773.897.126 |
| Pasivo | | | | | |
| Pasivos por segmentos | 64.719.586 | 39.989.492 | 11.487.054 | (30.998.784) | 85.197.348 |
| Pasivos por segmentos corporativos | - | - | - | - | 67.676.138 |
| Pasivos corporativos no distribuidos | - | - | - | - | 167.045.176 |
| Pasivo total consolidado | | | | | 319.918.662 |

**División Papel, Imprimir, Escribir, Embalar:**
Teléfonos: (0243) 2401124 - 2401121
**División Higiénicos:**
Teléfonos: (0243) 2407511 - 2407534
**División Conversión**
**Sacos:**
Teléfonos: (0243) 2401235 - 2401236
**Bolsas:**
Teléfonos: (0243) 2401100 - 2401072
**Resmas, Resmillas, Formas Continuas:**
Teléfonos: (0243) 2401095 - 2401190
(0212) 2397461 - 2392480
**Productos Escolares y de Oficina**
(ALPES)
Teléfonos: (0243) 2401255 - 2401376 - 2401309
**Transporte** ALPES C.A.
Teléfonos: (0243) 2474910 - 2401380

MANPA

**Dirección Fiscal:**
Av. Francisco de Miranda con Av. El Parque
Edif. Torre Country Club, Piso 12 of 12
Urb. El Bosque Caracas.
RIF: J- 00023530 - 9
NIT: 0007464878
Teléfonos: (0212) 9012311
www.manpa.com.ve

COMISIÓN NACIONAL DE VALORES
2010 ABR 30 A 9:47
ARCHIVO RECIBIDO

SEC Mail Processing Section
RECEIVED
MAY 12 2010
Washington, DC
193

Caracas, 29 de abril de 2010.

Señores:
**COMISIÓN NACIONAL DE VALORES - CNV**
Presente.-

**Atn. Registro Nacional de Valores**

Cumpliendo con la normativa vigente, anexo le estamos enviando tres (3) ejemplares de los siguientes documentos de Manufacturas de Papel, C.A. (MANPA) S.A.C.A.:

1. Balance General Consolidado Interino al 31 de marzo de 2010 y 2009, con base a Normas Internacionales de Información Financiera (NIIF).
2. Estado Consolidado de Resultados por los períodos de tres meses terminados al 31 de marzo de 2010 y 2009.
3. Estados Consolidados de Movimientos en las Cuentas de Patrimonio Interino por el período de tres meses terminado al 31 de marzo de 2010, con base a Normas Internacionales de Información Financiera (NIIF).
4. Estados Consolidados de Movimientos en las Cuentas de Patrimonio Interino por el período de tres meses terminado al 31 de marzo de 2009, con base a Normas Internacionales de Información Financiera (NIIF).
5. Estados Consolidados de Flujos de Efectivo Interinos para los períodos de tres meses terminados al 31 de marzo de 2010 y 2009, con base a Normas Internacionales de Información Financiera (NIIF).
6. Balance General Consolidado al 31 de marzo de 2010 y 31 de diciembre de 2009 con base a Normas Internacionales de Información Financiera (NIIF).
7. Notas a los estados financieros consolidados por los períodos de tres meses terminados al 31 de marzo de 2010 y 2009.

Sin más a que referirme, queda de usted,

Atentamente,

**LETICIA LEVEL**
**GTE. PLANIFICACIÓN CORP.**
llevel@manpa.com.ve
Teléfono: 0212 901 22 45, Fax: 0212 901 2317

# MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

**BALANCES GENERALES CONSOLIDADOS CONDENSADOS, 31 DE MARZO DE 2010 Y 2009**
**INTERINO**
**(Expresados en bolívares)**



| | 2010 | 2009 |
|---|---|---|
| **ACTIVO** | | |
| ACTIVO NO CORRIENTE: | | |
| Propiedades, planta y equipo - neto | 385.447.424 | 385.804.393 |
| Otros activos intangibles | 1.306.358 | - |
| Participaciones en asociadas y negocios conjuntos | 4.046.494 | - |
| Total activo no corriente | 390.800.276 | 385.804.393 |
| ACTIVO CORRIENTE: | | |
| Gastos pagados por anticipado | 1.790.968 | 816.983 |
| Inventarios | 152.629.967 | 78.090.920 |
| Anticipos a proveedores | 24.476.392 | 10.127.669 |
| Efectos y cuentas por cobrar - neto | 233.640.976 | 182.236.670 |
| Inversiones disponibles para la venta | 145.251 | 117.071 |
| Efectivo y equivalentes de efectivo | 122.735.734 | 116.703.420 |
| Total activo corriente | 535.419.288 | 388.092.733 |
| TOTAL | 926.219.564 | 773.897.126 |
| **PATRIMONIO Y PASIVO** | | |
| PATRIMONIO: | | |
| Capital social | 69.633.596 | 69.633.596 |
| Prima en emisión de acciones | 13.405 | 13.405 |
| Resultado acumulado por traducción de filial y negocios conjuntos en el exterior | 13.609.791 | 206.308 |
| Utilidades retenidas: | | |
| Reserva legal | 6.963.360 | 6.963.360 |
| Saldo neto actualizado de utilidades retenidas para uso único de pagos de dividendos en acciones de la Compañía o de sus subsidiarias | 119.593.551 | 119.593.551 |
| No distribuidas | 214.101.730 | 257.485.451 |
| Resultado no realizado en inversiones | 111.974 | 82.793 |
| Total patrimonio | 424.027.407 | 453.978.464 |
| PASIVO NO CORRIENTE: | | |
| Apartado para prestaciones de antigüedad, neto de anticipos a largo plazo | 22.254.312 | 14.257.727 |
| Bonos quirografarios | 12.910.000 | 32.740.000 |
| Impuesto sobre la renta diferido | 8.210.215 | 30.056.622 |
| Total pasivo no corriente | 43.374.527 | 77.054.349 |
| PASIVO CORRIENTE: | | |
| Apartado para prestaciones de antigüedad, neto de anticipos a corto plazo | 19.734.956 | 12.643.644 |
| Bonos quirografarios | 18.680.000 | 14.010.000 |
| 0 Papeles comerciales | 29.137.895 | 14.000.000 |
| Préstamos a corto plazo | 212.684.256 | 58.926.169 |
| Dividendos por pagar | 2.677.849 | 1.702.655 |
| Impuesto sobre la renta por pagar | 51.594.358 | 47.369.007 |
| Cuentas por pagar | 124.308.316 | 94.212.838 |
| Total pasivo corriente | 458.817.630 | 242.864.313 |
| Total pasivo | 502.192.157 | 319.918.662 |
| TOTAL | 926.219.564 | 773.897.126 |

Alejandro Delfino
Presidente

Juan Antonio Lovera
V.P. Corp. de Finanzas

Maria Alejandra Maguhn
Contralor Corporativo

# MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

**ESTADOS CONSOLIDADOS DE RESULTADOS CONDENSADOS**
**POR LOS PERIODOS DE TRES MESES TERMINADOS EL 31 DE MARZO DE 2010 Y 2009**
**INTERINO**
**(Expresados en bolívares)**

| | 2010 | 2009 |
|---|---|---|
| Ingresos por ventas | 323.108.588 | 245.503.115 |
| Costo de ventas | 238.726.368 | 168.738.046 |
| Utilidad bruta | 84.382.220 | 76.765.069 |
| Costos y gastos: | | |
| Gastos de ventas | 13.613.047 | 11.681.505 |
| Gastos generales y administrativos | 13.164.011 | 10.583.212 |
| Utilidad en venta de activos | (128.405) | - |
| | 26.648.653 | 22.264.717 |
| Utilidad en operaciones | 57.733.567 | 54.500.352 |
| Costos financieros | (8.117.732) | (5.237.221) |
| Ingresos financieros | 49.974 | 327.673 |
| Diferencias en cambio - neto | (3.247.570) | (174.904) |
| Otros ingresos (egresos): | | |
| Otros - neto | (837.224) | (906.418) |
| | (12.152.552) | (5.990.870) |
| Utilidad antes de impuestos | 45.581.015 | 48.509.482 |
| Impuesto sobre la renta | 8.626.993 | 11.693.361 |
| Utilidad neta | 36.954.022 | 36.816.122 |
| Utilidad neta por acción: | | |
| Básica | 0,16 | 0,16 |
| Diluida | 0,16 | 0,16 |

Alejandro Delfino
Presidente

Juan Antonio Lovera
V.P. Corp. de Finanzas

María Alejandra Maguhn
Contralor Corporativo

## MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

**ESTADO DE MOVIMIENTO CONSOLIDADO EN LAS CUENTAS DE PATRIMONIO CONDENSADO**
**POR EL PERIODO DE TRES MESES TERMINADO EL 31 DE MARZO DE 2010**
**INTERINO**
**(Expresados en bolívares)**

| | Capital social | Prima en emisión de acciones | Resultado acumulado por traducción de filial y negocios conjuntos | Reserva legal | Saldo neto actualizado de utilidades retenidas para uso único de pagos de dividendos en acciones de la Compañía y sus subsidiarias | No distribuidas | Resultado no realizado en inversiones | Total patrimonio |
|---|---|---|---|---|---|---|---|---|
| SALDOS AL 31 DE DICIEMBRE DE 2009 | 69.633.596 | 13.405 | 482.029 | 6.963.360 | 119.593.551 | 177.147.708 | 111.974 | 373.945.623 |
| Resultado por traducción | - | - | 13.127.762 | - | - | - | - | 13.127.762 |
| Utilidad neta del período | - | - | - | - | - | 36.954.022 | - | 36.954.022 |
| SALDOS AL 31 DE MARZO DE 2010 | 69.633.596 | 13.405 | 13.609.791 | 6.963.360 | 119.593.551 | 214.101.730 | 111.974 | 424.027.407 |

Alejandro Delfino
Presidente

Juan Antonio Lovera
V.P. Corp. de Finanzas

Maria Alejandra Maguhn
Contralor Corporativo

## MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

**ESTADO DE MOVIMIENTO CONSOLIDADO EN LAS CUENTAS DE PATRIMONIO CONDENSADO**
**POR EL PERIODO DE TRES MESES TERMINADO EL 31 DE MARZO DE 2009**
**INTERINO**
**(Expresados en bolívares)**

| | | | | Utilidades retenidas | | | | |
|---|---|---|---|---|---|---|---|---|
| | Capital social | Prima en emisión de acciones | Resultado acumulado por traducción de filial y negocios conjuntos | Reserva legal | Saldo neto actualizado de utilidades retenidas para uso único de pagos de dividendos en acciones de la Compañía y sus subsidiarias | No distribuidas | Resultado no realizado en inversiones | Total patrimonio |
| SALDOS AL 31 DE DICIEMBRE DE 2008 | 69.633.596 | 13.405 | 206.308 | 6.963.360 | 119.593.551 | 220.669.329 | 82.793 | 417.162.342 |
| Utilidad neta del período | - | - | - | - | - | 36.816.122 | - | 36.816.122 |
| Total utilidades reconocidas en el período | - | - | - | - | - | 36.816.122 | - | 36.816.122 |
| SALDOS AL 31 DE MARZO DE 2009 | 69.633.596 | 13.405 | 206.308 | 6.963.360 | 119.593.551 | 257.485.451 | 82.793 | 453.978.464 |

Alejandro Delfino
Presidente

Juan Antonio Lovera
V.P. Corp. de Finanzas

Maria Alejandra Maguhn
Contralor Corporativo

# MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

**ESTADOS CONSOLIDADOS DE FLUJOS DE EFECTIVO CONDENSADOS**
**POR LOS PERIODOS DE TRES MESES TERMINADOS EL 31 DE MARZO DE 2010 Y 2009**
**INTERINO**
**(Expresados en bolívares)**

| | 2010 | 2009 |
|---|---|---|
| ACTIVIDADES OPERACIONALES: | | |
| Utilidad neta | 36.954.022 | 36.816.122 |
| Ajustes para conciliar la utilidad neta con el efectivo provisto por las actividades operacionales: | | |
| Diferencias en cambio - neto | 3.247.570 | 174.904 |
| Participación en resultados de negocios conjuntos | - | 3.459.354 |
| Impuesto sobre la renta diferido | (3.756.007) | (935.639) |
| Provisión para impuestos | 8.626.993 | 12.629.000 |
| Resultado por traducción de filial y negocios conjuntos | 13.127.762 | - |
| Resultado en venta de propiedades, planta y equipo | (128.405) | - |
| Costos financieros | 8.117.732 | 5.237.221 |
| Ingresos financieros | (49.974) | (327.673) |
| Depreciación | 4.566.791 | 4.568.545 |
| Amortización de cargos diferidos y otros activos | 22.142 | - |
| Flujos de efectivo operativos antes de los movimientos de capital de trabajo | 70.728.626 | 61.621.834 |
| Cambios en activos y pasivos operacionales: | | |
| Disminución (aumento) en: | | |
| Efectos y cuentas por cobrar | (18.833.809) | (23.720.633) |
| Anticipos a proveedores | (11.376.258) | (7.469.589) |
| Inventarios | (12.439.993) | 31.436.184 |
| Gastos pagados por anticipado | 256.557 | 247.404 |
| Aumento (disminución) en: | | |
| Cuentas por pagar | (27.269.139) | (12.148.110) |
| Apartado para prestaciones por antigüedad, neto de pagos | 3.646.594 | 2.278.191 |
| Efectivo provisto por las actividades operacionales | 4.712.578 | 52.245.281 |
| Intereses pagados | (4.483.547) | (4.483.547) |
| Intereses cobrados | 49.974 | 327.673 |
| Impuestos pagados | 2.058.474 | 1.077.741 |
| Efectivo neto provisto por las actividades operacionales | 2.337.479 | 49.167.148 |
| ACTIVIDADES DE INVERSIÓN: | | |
| Adquisición de propiedades, planta y equipo | (7.448.113) | 815.585 |
| Venta de propiedades y equipos | 158.140 | - |
| Efectivo neto usado por las actividades de inversión | (7.289.973) | 815.585 |
| ACTIVIDADES DE FINANCIAMIENTO: | | |
| Aumento en préstamos a corto plazo | 65.310.995 | 23.795.039 |
| Importe de la emisión de papeles comerciales | 32.670.000 | 915.562 |
| Amortización de papeles comerciales | (3.532.105) | - |
| Pagos de bonos quirografarios | (4.670.000) | - |
| Dividendos en efectivo | (71.939) | (316.017) |
| Efectivo neto provisto por las actividades de financiamiento | 89.706.951 | 24.394.584 |
| AUMENTO (DISMINUCION) NETO EN EFECTIVO Y EQUIVALENTES DE EFECTIVO | 84.754.457 | 74.377.317 |
| EFECTIVO Y EQUIVALENTES DE EFECTIVO AL INICIO DEL PERIODO | 37.981.277 | 42.326.103 |
| EFECTIVO Y EQUIVALENTES DE EFECTIVO AL FINAL DEL PERIODO | 122.735.734 | 116.703.420 |

| Alejandro Delfino | Juan Antonio Lovera | Maria Alejandra Maguhn |
|---|---|---|
| Presidente | V.P. Corp. de Finanzas | Contralor Corporativo |

# MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

## NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS POR LOS TRIMESTRES TERMINADOS EL 31 DE MARZO DE 2010 Y 2009 (En bolívares)

## 1. ORGANIZACIÓN Y POLÍTICAS CONTABLES SIGNIFICATIVAS

***Organización*** – La sociedad dominante Manufacturas de Papel, C.A. (MANPA) S.A.C.A. es una sociedad constituida en la República Bolivariana de Venezuela de conformidad con el Código de Comercio Venezolano y la Ley de Mercado de Capitales, siendo su objeto social producir y comercializar papel en todas sus formas.

***Adopción de las Normas Internacionales de Información Financiera (NIIF)*** – Con fecha 02 de diciembre de 2005, la Junta Directiva de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. en su sesión N° 940, decidió la adopción anticipada de las Normas Internacionales de Información Financiera (NIIF), para la preparación y presentación de los estados financieros consolidados para el año terminado el 31 de diciembre de 2005, como información oficial en cumplimiento de las resoluciones N° 157-2004 y 177-2005, emitidas por la Comisión Nacional de Valores (CNV).

Con fecha 17 de diciembre de 2009, la Comisión Nacional de Valores (CNV) emitió la Resolución N° 157-2009, en la cual se establece como indicador de la variación de precios el Índice Nacional de Precios al Consumidor (INPC), publicado mensualmente por el Banco Central de Venezuela, a efectos de la aplicación de la NIC 29 "Información financiera en economías hiperinflacionarias", permitiendo a las sociedades mercantiles que adoptaron en forma anticipada las NIIF la preparación y presentación de sus estados financieros sin la aplicación del ajuste por inflación hasta el cierre del ejercicio 2010, o fecha posterior, si fuere el caso.

Los estados financieros consolidados adjuntos han sido preparados de conformidad con las Normas para la Elaboración de Estados Financieros de las Entidades Sometidas al Control de la Comisión Nacional de Valores, aplicándose en su preparación las Normas Internacionales de Información Financiera (NIIF), (que incluyen las Normas Internacionales de Información Financiera (NIIF), Normas Internacionales de Contabilidad (NIC), Interpretaciones del Comité Permanente de Interpretación (SIC) y del Comité de Interpretación de las Normas Internacionales de Información Financiera (CINIIF), emitidas por el Consejo de Normas Internacionales de Contabilidad (IASB), que son efectivas para los ejercicios que comenzaron el 1° de enero de 2005), posponiendo la aplicación del ajuste por inflación indicado en la NIC 29 en los términos de la resolución antes indicados.

Se consideró como fecha de transición el 1° de enero de 2004, para efectos de la preparación del primer juego de los estados financieros consolidados al 31 de diciembre de 2005, bajo NIIF, de acuerdo con las Normas para la Elaboración de Estados Financieros de las Entidades Sometidas al Control de la Comisión Nacional de Valores.

A la fecha de emisión de estos estados financieros consolidados, las siguientes normas han sido emitidas por el consejo de Normas Internacionales de Contabilidad (IASB, sigla en inglés) para su aplicación a períodos contables que comienzan a partir del 1° de abril de 2010 o posterior:

- NIC 24 " Revelaciones de partes relacionadas" – En noviembre del 2009, el IASB emitió algunas enmiendas a esta Norma simplificando los requerimientos de revelación para las entidades que estén controladas, controladas conjuntamente o tengan influencia importante por parte de un gobierno (a las cuales se les refiere como entidades relacionadas con el gobierno) y aclara la definición de parte relacionada. Esta Norma será efectiva para los ejercicios que comiencen el 1° de enero de 2011. La Compañía aplicará la NIC 24 (modificada) de forma prospectiva a partir del 1° de enero de 2011.

***Principios de Contabilidad de aceptación general en Venezuela (VEN-NIF)*** – En abril de 2008, la Federación de Colegios de Públicos de Venezuela (FCCPV) aprobó el Boletín de Aplicación N° 0 (BA VEN NIF N° 0) "Marco de adopción de Normas Internacionales de Información Financiera", en el cual se aprueba la adopción de las Normas Internacionales de Información Financiera emitidas por el Consejo de Normas Internacionales de Contabilidad (IASB, sigla en Inglés), previa revisión e interpretación de cada una de ellas, por parte del Comité Permanente de Principios de Contabilidad (CPPC) de la FCCPV y aprobación en un Directorio Nacional Ampliado (DNA). A partir de dicha fecha, los principios de contabilidad de aceptación general en Venezuela se identifican con las siglas VEN-NIF, las cuales son de aplicación en los términos y condiciones establecidos en los respectivos boletines de adopción emitidos por la FCCPV. Las diferencias más importantes entre las VEN-NIF y las Normas para la Elaboración de los Estados Financieros de las Entidades Sometidas al Control de la Comisión Nacional de Valores, de aquellas entidades que adoptaron NIIF en forma anticipada en los términos de las resoluciones emitidas por dicha Comisión, se refieren, principalmente, a la omisión de los efectos de inflación indicados en NIC 29 y el tratamiento de ciertos saldos y transacciones en moneda extranjera establecidos en la NIC 21.

***Políticas contables significativas*** – Las principales políticas contables utilizadas por la Compañía para la preparación de sus estados financieros consolidados se resumen a continuación:

**a.** ***Responsabilidad de la información y estimaciones realizadas*** – La información contenida en estos estados financieros consolidados es responsabilidad de la Junta Directiva y Gerencia de la Compañía. Para la elaboración de los mismos, se han utilizado ciertas estimaciones realizadas para cuantificar algunos de los activos, pasivos, ingresos, gastos y compromisos que figuran registrados en ellos, con base en la experiencia y otros factores relevantes. Los resultados finales podrían variar de dichas estimaciones.

Estas estimaciones son revisadas sobre una base continua. Las modificaciones a los estimados contables son reconocidos de forma prospectiva, contabilizándose los efectos del cambio en las correspondientes cuentas de resultados consolidadas del año en que se efectúan las revisiones correspondientes. Básicamente, estas estimaciones se refieren a:

- Las pérdidas por deterioro de determinados activos,
- La vida útil de las propiedades, planta y equipo,
- Los valores razonables de los activos y pasivos financieros,
- Acumulaciones estimadas por pagar,
- Probabilidad de las contingencias,
- Control de cambio y su impacto sobre los activos, pasivos, obligaciones en moneda extranjera y dividendos a los accionistas,



Control de precios sobre ciertos productos comercializados por la Compañía.

A pesar de que estas estimaciones se realizaron en función de la mejor información disponible al 31 de marzo de 2010 sobre los hechos analizados, es posible que acontecimientos que puedan tener lugar en el futuro obliguen a modificarlas en próximos ejercicios; lo que se haría, conforme a lo establecido en la NIC 8, de forma prospectiva reconociendo los efectos del cambio de estimación en las correspondientes cuentas de resultados consolidadas.

**b.** ***Consolidación*** – Los estados financieros consolidados adjuntos incluyen las cuentas de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y sus filiales totalmente poseídas: Vencaribbean Paper Products, Ltd. (domiciliada en Trinidad y Tobago), Valores y Acciones 1003, C.A. y sus Filiales: Inmuebles 310350, C.A. y Seguridad Industrial y Forestal, C.A. (Seinforca) (domiciliadas en Venezuela), y Transporte Alpes, C.A. (domiciliada en Venezuela). La compañía Manufacturas de Papel de Centroamérica, C.A. (domiciliada en Costa Rica) poseída en un 50%, fue considerada como negocio conjunto de acuerdo con la NIC 31, y se registró a través del método de participación. En el mes de octubre de 2009, la inversión en la compañía Simco Recycling, INC (domiciliada en Estados Unidos de Norteamérica), poseída en un 50% y considerada como un negocio conjunto, fue vendida.

Todas las transacciones significativas entre compañías han sido eliminadas en la consolidación.

**c.** ***Efectos de la inflación*** – La moneda funcional de la Compañía es el bolívar. Una vez revisada la NIC 29 "Información Financiera en Economías Hiperinflacionarias" y otras literaturas consultadas, y hechos los análisis de la inflación acumulada a la fecha de la transición y períodos posteriores, la Compañía determinó que la economía venezolana dejó de ser hiperinflacionaria a partir del 1° de enero de 2002.

Producto de lo anterior, algunos montos de activos y pasivos no monetarios al 31 de diciembre de 2001, en moneda constante a esa fecha, fueron considerados como la nueva base contable de estas partidas.

Con fecha 17 de diciembre de 2009, la Comisión Nacional de Valores (CNV) emitió la Resolución N° 157-2009, en la cual se establece como indicador de la variación de precios el Índice Nacional de Precios al Consumidor (INPC), publicado mensualmente por el Banco Central de Venezuela, a efectos de la aplicación de la NIC 29 "Información financiera en economías hiperinflacionarias", permitiendo a las sociedades mercantiles que adoptaron en forma anticipada las NIIF la preparación y presentación de sus estados financieros sin la aplicación del ajuste por inflación hasta el cierre del ejercicio 2010, o fecha posterior, si fuere el caso.

**d.** ***Traducción de los estados financieros de la filial y negocios conjuntos en el exterior*** – La Compañía determinó la moneda funcional de las filiales del exterior, de acuerdo con la NIC 21 "Efecto de las Variaciones en los Tipos de Cambios de la Moneda Extranjera". En consecuencia, para su incorporación en la información financiera adjunta, los estados financieros de dichas filiales fueron traducidos a bolívares mediante la conversión de las partidas monetarias y no monetarias del balance general a la tasa de cambio corriente, y para las cuentas de resultados el promedio de tasas de cambio del año correspondiente.

Los efectos de incluir los estados financieros de las filiales traducidos a bolívares mediante esta metodología, se muestran en el patrimonio como Resultado acumulado por traducción de filial y negocios conjuntos.





e. ***Participación en asociadas*** – Una empresa asociada es aquella en la que la Compañía tiene capacidad para ejercer una influencia significativa, sin control ni control conjunto mediante su participación en las decisiones y políticas operativas de la empresa asociada. Habitualmente, esta capacidad se manifiesta en una participación (directa o indirecta) igual o superior al 20% de los derechos de voto de la entidad participada.

Las siguientes entidades de las que se posee un 20 % o más de sus derechos de voto no se consideraron entidades asociadas al Grupo:

| Entidad | % de derechos a voto | Razón por la que no se considera Asociada |
|---|---|---|
| Agroindustrial Mandioca, C.A. | 20 | La Compañía no posee influencia significativa sobre las operaciones de la asociada. |
| Corporación Forestal Orinoco, C.A. | 33 | La Compañía no posee influencia significativa sobre las operaciones de la asociada. |
| Fibras Secundarias, S.A. | 33 | La Compañía no posee influencia significativa sobre las operaciones de la asociada. |
| Central Cariaco | 25,62 | La Compañía no posee influencia significativa sobre las operaciones de la asociada. |

f. ***Participación en negocios conjuntos*** – Un negocio conjunto consiste en un convenio contractual en el que la Compañía y otras partes emprenden una actividad económica sujeta a control conjunto. Los acuerdos de negocios conjuntos que involucren el establecimiento de una entidad aparte, en la que cada participante posea intereses, se identifican como entidades controladas conjuntamente. Las ganancias y pérdidas se eliminan conforme a la participación de la Compañía en el negocio conjunto, con excepción de aquellos casos en los que las pérdidas no realizadas proporcionen evidencia de algún deterioro del activo asignado.

De conformidad con la NIC 31, la Compañía optó por valorar las entidades consideradas negocios conjuntos, por el método de participación.

g. ***Propiedades, planta y equipo*** – Las propiedades, planta y equipo se presentan al costo menos depreciación y cualquier pérdida por deterioro de valor reconocida. La depreciación se calcula con base en el método de línea recta sobre la vida útil restante estimada por la Compañía.

Las sustituciones o renovaciones de elementos completos que aumentan la vida útil del activo en objeto, o su capacidad económica, se contabilizan como mayor importe del activo, con el consiguiente retiro contable de los elementos sustituidos o renovados. Los gastos periódicos de mantenimiento, conservación y reparación, se imputan a los resultados en la medida que se incurren.

La depreciación se calcula con base en el método de línea recta sobre la vida útil estimada de los distintos activos, según lo siguiente, entendiéndose que los terrenos sobre los que se asientan los edificios y otras construcciones tienen una vida útil indefinida y que, por tanto, no son objeto de depreciación:

| | Años |
|---|---|
| Edificios | 20-40 |
| Maquinarias y equipos | 10-50 |
| Mobiliario, vehículos y equipos | 3-5 |



De acuerdo con nuevos acontecimientos ocurridos durante el año 2006, la Compañía evaluó los beneficios económicos esperados de algunos activos, lo cual originó un cambio en la vida útil de los mismos.

La gerencia de la Compañía considera que el valor contable de los activos no supera el valor recuperable de los mismos.

Los costos por intereses directamente imputables a la adquisición, construcción o producción de activos calificados, que necesariamente precisan de un período de tiempo sustancial para estar preparados para su uso o venta previstos, se añaden al costo de dichos activos, hasta el momento en que los activos estén sustancialmente preparados para su uso. Los ingresos procedentes de inversiones obtenidos en la inversión temporal de préstamos específicos que aún no se han invertido en tales activos, se deducen de los costos por intereses aptos para la capitalización.

El resultado obtenido por la venta o retiro de propiedades, planta y equipo se determina por la diferencia entre el beneficio obtenido por la venta y el valor contable del activo, y el mismo es reconocido en los resultados del ejercicio.

**h.** ***Otros activos intangibles*** – Los activos intangibles adquiridos en forma separada son reportados al costo menos su amortización acumulada y cualquier pérdida acumulada por deterioro de valor reconocida. La amortización se calcula con base en el método de línea recta sobre la vida útil estimada por la Compañía. La vida útil estimada y el método de amortización son revisados al final de cada período, registrándose el efecto de cualquier cambio en estos estimados sobre una base prospectiva. Dichos activos tendrán una vida útil de 10 años.

**i.** ***Activos a largo plazo*** – La Compañía revisa los importes en libros de sus activos a largo plazo para determinar si existen indicios de que dichos activos hayan sufrido una pérdida por deterioro de valor. Si existe cualquier indicio, el importe recuperable del activo se calcula con el objeto de determinar el alcance de la pérdida por deterioro de valor (si la hubiera). Donde no es posible estimar el valor recuperable de un activo individual, la Compañía estima el valor recuperable de la unidad generadora de efectivo a la que pertenece el activo. Donde se identifica una base consistente y razonable de distribución, los activos comunes son también distribuidos a las unidades generadoras de efectivo individuales o, en su defecto, al grupo más pequeño de unidades generadoras de efectivo para el cual se identifica una base consistente y razonable de distribución.

El valor recuperable es el mayor valor entre el valor razonable menos el costo de venderlo y el valor de uso. El valor de uso se determina con base en los futuros flujos de efectivo estimados descontados a su valor actual, utilizando una tasa de descuento antes de impuestos, que refleja las valoraciones actuales del mercado con respecto al valor temporal del dinero y los riesgos específicos del activo.

Si se estima que el importe recuperable de un activo (o una unidad generadora de efectivo) es inferior a su importe en libros, el importe en libros del activo (unidad generadora de efectivo) se reduce a su importe recuperable. Inmediatamente se reconoce una pérdida por deterioro de valor como gasto.



Una pérdida por deterioro de valor se puede revertir posteriormente y registrarse como ingresos en los resultados del período, hasta el monto en que el importe en libros incrementado no supere el importe en libros que se habría determinado de no haberse reconocido ninguna pérdida por deterioro de valor para el activo (unidad generadora de efectivo) en años anteriores.

j. ***Arrendamientos operativos*** – Las operaciones de arrendamiento operativo se caracterizan porque la propiedad del bien arrendado y sustancialmente todos los riesgos y ventajas que recaen sobre el bien permanecen en el arrendador.

La Compañía tiene pactados contratos de arrendamiento en donde actúa como arrendador. Los bienes arrendados se presentan en el rubro de propiedades planta y equipo. Estos activos se amortizan de acuerdo con las políticas adoptadas para activos similares de uso propio, y los ingresos procedentes de los contratos de arrendamiento se reconocen con base en lo establecido en los contratos, los cuales se aproximan al método lineal establecido en la NIC 17.

Los pagos derivados de contratos de arrendamientos operativos en donde la Compañía actúa como arrendatario se reconocen como gasto de forma lineal, durante el transcurso del plazo del arrendamiento, salvo aquellos en los que resulte más representativa otra base sistemática de asignación para reflejar más adecuadamente el patrón de los beneficios del arrendamiento. Los pagos contingentes se cargan como gastos en los períodos en los que se incurren.

k. ***Moneda extranjera*** – La moneda funcional de la Compañía es el bolívar. Consecuentemente, las operaciones en otras divisas distintas al bolívar se consideran denominadas en "moneda extranjera" y son registradas en bolívares usando los tipos de cambios aplicables vigentes en las fechas en que las mismas son realizadas. Los saldos en moneda extranjera al cierre del año son expresados en bolívares usando los tipos de cambios aplicables vigentes a esa fecha, y las diferencias en cambio resultantes se llevan, inicialmente, a los resultados del período en que se producen. Las diferencias de cambio surgidas de partidas monetarias por cobrar o pagar de filiales y negocios conjuntos en el exterior, cuya liquidación no está contemplada, ni es probable que se produzca, en un futuro previsible, las cuales forman parte de la inversión neta de la entidad extranjera, son reconocidas en los estados financieros consolidados como parte del resultado acumulado por traducción de filial y negocios conjuntos, hasta la desincorporación de la entidad correspondiente.

l. ***Inventarios*** – Las existencias se valoran al costo de adquisición o producción, o valor neto realizable, el menor. El costo incluye los costos de materiales directos y, en su caso, los costos de mano de obra directa y los gastos generales de fabricación, incluyendo también los incurridos al trasladar las existencias a su ubicación y condiciones actuales. En períodos con un nivel bajo de producción o en los que exista capacidad ociosa, la cantidad de gastos generales de producción fijos imputados a cada unidad de producción no se incrementa como consecuencia de esta circunstancia. En períodos de producción anormalmente altos, la cantidad de gastos generales de producción fijos imputados a cada unidad de producción se reducirá, de manera que no se valoren las existencias por encima del costo real.

Los descuentos comerciales, las rebajas obtenidas y otras partidas similares se deducen en la determinación del precio de adquisición.

El costo se calcula utilizando el método promedio. El valor neto realizable representa la estimación del precio de venta menos todos los costos estimados de terminación y los costos que serán incurridos en los procesos de comercialización, venta y distribución.

Los inventarios de repuestos se valoran utilizando el método promedio y se reconocen en los resultados del ejercicio cuando se consumen. Dichas existencias se presentan en los estados financieros consolidados al costo asumido, el cual no excede su valor de recuperación. El costo asumido equivale al costo de adquisición menos las pérdidas por obsolescencia reconocidas, determinadas por la Compañía sobre la base de una evaluación técnica.

**m.** ***Activos financieros*** – Las inversiones son reconocidas y dadas de baja en cuentas utilizando el método de contabilidad de la fecha de la negociación, en la cual se reconocen a la mencionada fecha: a) el activo a recibir y el pasivo a pagar, y b) la baja en cuentas del activo que se vende, el reconocimiento del eventual resultado en la venta o disposición por otra vía, y el reconocimiento de una partida a cobrar procedente del comprador. Los activos y pasivos financieros son reconocidos inicialmente a su valor razonable más los costos de transacción directamente atribuibles a la compra de los mismos, excepto para aquellos clasificados a su valor razonable con cambios en resultados, los cuales son inicialmente reconocidos a su valor razonable.

Los activos financieros mantenidos por la Compañía se clasifican como:

- Préstamos y cuentas por cobrar generados por la propia empresa: activos financieros originados por las compañías a cambio de suministrar efectivo, bienes o servicios directamente a un deudor.

Activos financieros disponibles para la venta: incluyen los valores adquiridos que no se mantienen con propósito de negociarlos, o como inversión a vencimiento. Están valorados a su valor razonable y los cambios se reconocen en resultados en los términos señalados en la NIC 39.

Los activos financieros son clasificados como activos financieros al valor razonable con cambios en resultados, cuando se clasifican como mantenido para negociar o, en su reconocimiento inicial, han sido designados por la Compañía para ser contabilizados a su valor razonable con cambios en resultados.

Un activo financiero se clasifica como mantenido para negociar si:

- Se adquiere principalmente con el objetivo de venderlo en un futuro inmediato;

- Es parte de una cartera de instrumentos financieros identificados, que se gestionan conjuntamente y para la cual existe evidencia de un patrón reciente de obtención de beneficios a corto plazo; o

- Es un derivado que no es un contrato de garantía financiera ni haya sido designado como instrumento de cobertura y cumpla las condiciones para ser eficaz.

Un activo financiero distinto a aquellos mantenidos para negociar puede ser clasificado como activo financiero al valor razonable con cambios en resultados si:

- Con ello se elimina o reduce significativamente alguna inconsistencia en la valoración o en el reconocimiento; o

- Los activos financieros forman parte de un grupo de activos financieros, de pasivos financieros o de ambos, los cuales son administrados y evaluados según el criterio del valor razonable, de acuerdo con una estrategia documentada de inversión o de gestión del riesgo de la Compañía, y cuya información es provista internamente sobre esa base; o



- Forma parte de un contrato que contiene uno o más derivados implícitos, y las NIIF permitan designar a todo el contrato híbrido (combinado) como un activo financiero o un pasivo financiero a valor razonable con cambios en resultados.

Los activos financieros al valor razonable con cambios en resultados se presentan a su valor razonable. Las ganancias o pérdidas en los cambios del valor razonable de estos activos se reconocen como parte de los resultados del período en que se producen. Las ganancias y pérdidas reconocidas incluyen cualquier dividendo o interés devengado de dichos activos financieros.

Los activos financieros no derivados con una fecha fija de vencimiento, cuyos pagos son de cuantía fija o determinable, y la Compañía tiene la intención efectiva y además, la capacidad, de conservar hasta su vencimiento, son clasificados como inversiones mantenidas hasta el vencimiento. Estas inversiones son registradas al costo amortizado utilizando el método del tipo de interés efectivo menos cualquier pérdida acumulada por deterioro de valor reconocida, reconociéndose el ingreso a lo largo del período correspondiente.

Las inversiones disponibles para la venta son activos financieros no derivados que se designan específicamente como disponibles para la venta, o que no son clasificados como (a) préstamos y partidas a cobrar (b) inversiones mantenidas hasta el vencimiento o (c) activos financieros contabilizados al valor razonable con cambios en resultados. Estas inversiones se valoran a su valor razonable. Las ganancias y pérdidas procedentes de las variaciones en el valor razonable de estas inversiones se reconocen directamente en el patrimonio con excepción de las pérdidas por deterioro del valor, los intereses calculados según el método del tipo de interés efectivo y las ganancias o pérdidas por tipo de cambio, los cuales son reconocidos directamente contra los resultados del período en que se producen. Cuando el activo se enajene o se determine que ha sufrido un deterioro de valor, los beneficios o las pérdidas acumuladas reconocidos previamente en el patrimonio se incluyen en los resultados del período. Los dividendos de instrumentos patrimoniales clasificados como disponibles para la venta, se reconocerán en el resultado del ejercicio cuando se establezca el derecho de la Compañía a recibir el pago correspondiente.

Las cuentas por cobrar comerciales, préstamos y otras cuentas por cobrar no derivados con pagos fijos o determinables, que no se negocian en un mercado activo, son clasificados como préstamos y partidas a cobrar. Estas partidas son registradas al costo amortizado utilizando el método del tipo de interés efectivo menos cualquier pérdida acumulada por deterioro de valor reconocida. Los ingresos por intereses son reconocidos utilizando la tasa de interés efectiva, excepto para aquellas cuentas por cobrar a corto plazo en las que su reconocimiento se considera no significativo.

Se entiende por valor razonable de un instrumento financiero en una fecha dada, el importe por el que podría ser comprado o vendido en esa fecha entre dos partes informadas en la materia, y en condiciones de independencia mutua, que actúen libre y prudentemente. La referencia más objetiva y habitual del valor razonable de un instrumento financiero es el precio que se pagaría por él en un mercado organizado, transparente y profundo ("precio de cotización" o "precio de mercado"). Si este precio de mercado no puede ser estimado de manera objetiva y fiable para un determinado instrumento financiero, se recurre para estimar su valor razonable al establecido en transacciones recientes de instrumentos análogos o al valor actual descontado de todos los flujos de caja futuros (cobros o pagos), aplicando un tipo de interés de mercado para instrumentos financieros similares (mismo plazo, moneda, tipo de tasa de interés y misma calificación de riesgo equivalente).

Las inversiones a vencimiento y los préstamos y cuentas por cobrar que mantiene la Compañía se valoran a su "costo amortizado" reconociendo en las cuentas de resultados los intereses



devengados en función de su tasa de interés efectiva (TIR). Por costo amortizado se entiende el costo inicial menos los cobros del principal más o menos la amortización acumulada de la diferencia entre los importes inicial y al vencimiento, teniendo en cuenta potenciales reducciones por deterioro o impago.

La tasa de interés efectiva es la tasa de actualización que iguala exactamente el valor de un instrumento financiero a la totalidad de sus flujos de efectivo estimados por todos los conceptos a lo largo de su vida remanente. Para los instrumentos financieros a tasa de interés fija, la tasa de interés efectiva coincide con la tasa de interés contractual establecida en el momento de su adquisición más, en su caso, las comisiones que, por su naturaleza, sean asimilables a una tasa de interés. En los instrumentos financieros a tasas de interés variable, la tasa de interés efectiva coincide con la tasa de rendimiento vigente por todos los conceptos hasta la primera revisión del tipo de interés de referencia que vaya a tener lugar.

**n.** ***Efectivo y equivalentes de efectivo*** – El efectivo y equivalentes de efectivo incluyen el efectivo en bancos y las inversiones en depósitos a plazo con vencimientos inferiores a tres (3) meses.

**o.** ***Clasificación de activos financieros entre corriente y no corriente*** – En los balances generales consolidados adjuntos, los activos financieros se clasifican en función de sus vencimientos, es decir, como corrientes aquellos con vencimiento igual o inferior a doce meses, y como no corrientes los de vencimiento superior a dicho período.

**p.** ***Préstamos bancarios, papeles comerciales y bonos quirografarios*** – Los préstamos y obligaciones, papeles comerciales y bonos quirografarios se registran al costo amortizado. Los gastos financieros, incluidas las primas pagaderas en la liquidación o el reembolso y los costos directos de emisión, se contabilizan en las cuentas de resultados utilizando el método del interés efectivo y se añaden al importe en libros del instrumento en la medida en que no se liquidan en el período en que se originan.

**q.** ***Clasificación de deudas entre corriente y no corriente*** – En los balances generales consolidados adjuntos, las deudas se clasifican en función de sus vencimientos, es decir, como deudas corrientes aquellas con vencimiento igual o inferior a doce meses, y como deudas no corrientes las de vencimiento superior a dicho período.

**r.** ***Apartado para prestaciones por antigüedad*** – El apartado para prestaciones por antigüedad comprende el 100% del pasivo relacionado con los derechos adquiridos según la Ley Orgánica del Trabajo. Las prestaciones por antigüedad se calculan y se registran de acuerdo con la legislación laboral en Venezuela y el contrato colectivo vigente.

De acuerdo con la Ley Orgánica del Trabajo vigente, el trabajador tiene derecho a una prestación equivalente a 5 días de salario por mes hasta un total de 60 días por año de servicio. Estas se consideran devengadas a partir de 3 meses de servicio ininterrumpido. A partir del segundo año de servicio, el trabajador tiene derecho a 2 días de salario adicionales por año de servicio (o fracción de año mayor a 6 meses), acumulativos hasta un máximo de 30 días de salario. Las prestaciones por antigüedad deben ser liquidadas y depositadas mensualmente en un fideicomiso individual, un fondo de prestaciones o en la contabilidad del empleador, según lo manifieste por escrito cada trabajador. Cuando las prestaciones son mantenidas en la contabilidad del empleador, éste está obligado a cancelar intereses sobre los montos adeudados, los cuales son establecidos mensualmente por el Banco Central de Venezuela.



En caso de despido injustificado o retiro involuntario, el empleado tiene derecho a una indemnización adicional de un mes de salario por cada año de servicio hasta un máximo de 150 días del salario actual. En caso de retiro involuntario, la Ley contempla una liquidación adicional de hasta 90 días del salario actual, basados en la duración de la relación laboral.

s. ***Provisiones*** – Al tiempo de formular los estados financieros consolidados, la gerencia diferencia entre:

- *Provisiones* – saldos acreedores que cubren obligaciones presentes a la fecha del balance general consolidado, surgidas como consecuencia de sucesos pasados de los que pueden derivarse perjuicios patrimoniales para la Compañía, concretos en cuanto a su naturaleza pero indeterminados en cuanto a su importe y/ o momento de cancelación,

- *Pasivos contingentes* – obligaciones posibles surgidas como consecuencia de sucesos pasados, cuya materialización está condicionada a que ocurra, o no, uno o más eventos futuros independientes de la voluntad de la entidad.

Los estados financieros consolidados de la Compañía recogen todas las provisiones significativas con respecto a las cuales se estima que la probabilidad de que se tenga que atender la obligación es mayor que de lo contrario. Los pasivos contingentes no se reconocen en los estados financieros consolidados, sino que se informa sobre los mismos, conforme a los requerimientos de la NIC 37.

Las provisiones se cuantifican teniendo en consideración la mejor información disponible sobre las consecuencias del suceso en el que traen su causa y son re-estimadas con ocasión de cada cierre contable y se utilizan para afrontar las obligaciones específicas para las cuales fueron originalmente reconocidas; procediéndose a su reversión, total o parcial, cuando dichas obligaciones dejan de existir. Al 31 de marzo de 2010 y 2009, la gerencia de la Compañía no ha registrado provisiones de importancia que deban ser reveladas en los estados financieros consolidados a esas fechas.

t. ***Pasivo financiero y patrimonio*** – Los pasivos financieros y los instrumentos de patrimonio se clasifican conforme al contenido de los acuerdos contractuales pactados y teniendo en cuenta la sustancia económica del contrato. Un instrumento de patrimonio es un contrato que representa una participación residual en el patrimonio de la Compañía una vez deducidos todos sus pasivos.

Los pasivos financieros mantenidos por la Compañía se clasifican como pasivos financieros al valor razonable con cambios en resultados u como otros pasivos financieros.

Los pasivos financieros son clasificados como activos financieros al valor razonable con cambios en resultados, cuando se clasifican como mantenido para negociar o, en su reconocimiento inicial, han sido designados por la Compañía para ser contabilizados a su valor razonable con cambios en resultados.

Un pasivo financiero se clasifica como mantenido para negociar si:

- Se incurre principalmente con el objetivo de recomprarlo en un futuro inmediato;

- Es parte de una cartera de instrumentos financieros identificados, que se gestionan conjuntamente y para la cual existe evidencia de un patrón reciente de obtención de beneficios a corto plazo; o

- Es un derivado que no es un contrato de garantía financiera ni haya sido designado como instrumento de cobertura y cumpla las condiciones para ser eficaz.

Un pasivo financiero distinto a aquellos mantenidos para negociar puede ser clasificado como pasivo financiero al valor razonable con cambios en resultados si:

- Con ello se elimina o reduce significativamente alguna inconsistencia en la valoración o en el reconocimiento; o

- Los pasivos financieros forman parte de un grupo de activos financieros, de pasivos financieros o de ambos, los cuales son administrados y evaluados según el criterio del valor razonable, de acuerdo con una estrategia documentada de inversión o de gestión del riesgo de la Compañía, y cuya información es provista internamente sobre esa base; o

- Forma parte de un contrato que contiene uno o más derivados implícitos, y las NIIF permitan designar a todo el contrato híbrido (combinado) como un activo financiero o un pasivo financiero a valor razonable con cambios en resultados.

Los pasivos financieros al valor razonable con cambios en resultados se presentan a su valor razonable. Las ganancias o pérdidas en los cambios del valor razonable de estos activos se reconocen contra los resultados del período en que se producen. Las ganancias y pérdidas reconocidas incluyen cualquier interés causado por dichos pasivos financieros.

Los otros pasivos financieros, incluyendo préstamos, son inicialmente reconocidos a su valor razonable, neto de los costos de transacción directamente atribuibles a la emisión de los mismos. Posteriormente son registrados al costo amortizado utilizando el método del tipo de interés efectivo, reconociéndose el gasto a lo largo del período correspondiente.

**u.** ***Procedimientos judiciales y/ o reclamaciones en curso*** – Al cierre del año 2009 se encontraban en curso distintos procedimientos judiciales y reclamaciones en contra de la Compañía con origen en el desarrollo habitual de sus actividades. Tanto los asesores legales como la gerencia de la Compañía entienden que la conclusión de estos procedimientos y reclamaciones no producirá un efecto significativo en los estados financieros consolidados actuales y futuros.

**v.** ***Reconocimientos de ingresos*** – Los ingresos se miden utilizando el valor razonable de la contrapartida, recibida o por recibir, derivada de los mismos.

Los ingresos provenientes de la venta de productos terminados y otros productos son reconocidos cuando se cumplen todas las condiciones siguientes:

- La Compañía ha transferido al comprador los riesgos y ventajas significativos derivados de la propiedad de los bienes;

- La Compañía no conserva para sí ninguna implicación en la gestión corriente de los bienes vendidos, en el grado usualmente asociado con la propiedad, ni retiene el control efectivo sobre los mismos;

- El importe de los ingresos puede ser medido con fiabilidad;

- Es probable que la Compañía reciba los beneficios económicos asociados con la transacción; y



- Los costos incurridos, o por incurrir, en relación con la transacción pueden ser medidos con fiabilidad. Los ingresos por ventas están reportados netos de devoluciones estimadas, promociones otorgadas, descuentos por pronto pago, y cualquier otro descuento otorgado.

Los ingresos provenientes de los contratos de arrendamientos operativos se reconocen mensualmente con base en lo establecido en los contratos.

Los ingresos por intereses son acumulados sobre una base periódica tomando como referencia el saldo pendiente de capital y la tasa efectiva de interés aplicable.

Los ingresos por dividendos de inversiones son reconocidos cuando han sido establecidos los derechos de los accionistas a recibir el pago correspondiente.

w. ***Gastos de publicidad*** – Los costos de publicidad son registrados en los resultados, en la fecha que se incurren.

x. ***Reconocimientos de gastos*** – Los gastos se reconocen en los resultados cuando tiene lugar una disminución en los beneficios económicos futuros relacionados con una reducción de un activo, o un incremento de un pasivo, que se puede medir de forma fiable. Esto implica que el registro de un gasto tiene lugar en forma simultánea al registro del incremento del pasivo o la reducción del activo.

Se reconoce un gasto de forma inmediata cuando un desembolso no genera beneficios económicos futuros o cuando no cumple los requisitos necesarios para su registro como activo.

y. ***Compensaciones de saldos*** – Sólo se compensan entre sí y, consecuentemente, se presentan en el balance general consolidado por su importe neto los saldos deudores y acreedores con origen en transacciones que, contractualmente o por imperativo de una norma legal, contemplan la posibilidad de compensación y se tiene la intención de liquidarlos por su importe neto o de realizar el activo y proceder al pago del pasivo de forma simultánea.

z. ***Impuesto sobre la renta*** – La provisión para impuesto sobre la renta comprende la suma del impuesto sobre la renta corriente por pagar estimado y el impuesto sobre la renta diferido.

El impuesto sobre la renta corriente se determina aplicando la tasa de impuesto establecida en la legislación fiscal vigente a la renta neta fiscal del año.

Los impuestos diferidos activos y pasivos son determinados con base en el método del balance general, utilizando la tasa de impuesto establecida por la legislación fiscal vigente, a la fecha del balance general.

Los activos y pasivos por impuestos diferidos incluyen las diferencias temporarias que se identifican como aquellos importes que se prevén pagar o recuperar por las diferencias entre los importes en libros de los activos y pasivos y su valor fiscal, así como por los créditos fiscales, rebajas y pérdidas fiscales no aprovechadas.

Por su parte, los activos por impuestos diferidos, identificados como diferencias temporarias, sólo se reconocen en el caso de que se considere probable que la Compañía va a tener en el futuro suficientes ganancias fiscales para poder hacerlos efectivos y no procedan del reconocimiento inicial (salvo en una combinación de negocios) de otros activos y pasivos en una operación que no afecta ni al resultado fiscal ni al resultado contable.

Anualmente, se revisan los impuestos diferidos registrados (tanto activos como pasivos) con objeto de comprobar que se mantienen vigentes, efectuándose las oportunas correcciones a los mismos de acuerdo con los resultados de los análisis realizados. El impuesto diferido activo es reducido mediante una provisión de valuación al monto que se estima que es probable que sea realizado en el futuro.

**aa.** ***Utilidad neta por acción básica y diluida*** – La utilidad neta por acción básica ha sido calculada dividiendo el resultado neto del período entre el promedio ponderado de acciones emitidas y en circulación para cada período. La utilidad neta por acción básica y diluida es la misma para todos los períodos presentados, ya que la Compañía no tiene instrumentos potencialmente dilutivos.

## 2. INFORMACIÓN POR SEGMENTOS DE NEGOCIO

***Criterios de segmentación***

La información por segmentos se estructura en función de las distintas líneas de negocio de la Compañía.

***Segmentos principales de negocio***

Las líneas de negocio que se describen seguidamente se han establecido en función de la estructura organizativa de la Compañía en vigor al cierre del ejercicio 2009; teniendo en cuenta, por un lado, la naturaleza de los productos y servicios ofrecidos y, por otro, los segmentos de clientes a los que van dirigidos.

**En los ejercicios** 2009 y 2008, la Compañía centró sus actividades en las siguientes grandes líneas de negocio:

***Papel impresión, escritura y embalaje*** – La producción de este segmento de negocio está orientada básicamente hacia la manufactura de papel tipo Bond, Bristol, Register, MF y MG, entre otros. La comercialización se realiza en mayor medida bajo la forma de productos finales tales como bolsas, sacos, resmas, resmillas, cuadernos, sobres, y otros productos.

***Papel tissue*** – La planta de papel tissue produce varios grados de este tipo de papel, los cuales son convertidos en productos finales tales como papel higiénico, toallas, servilletas y faciales, en los centros ubicados en Maracay, Venezuela y Trinidad & Tobago.

***Servicios y alquileres*** – Este segmento de negocio está orientado básicamente al mantenimiento de activos destinados para el arrendamiento y servicios de vigilancia.

***Corporativos*** – Los ingresos y gastos que no pueden ser atribuidos específicamente a ninguna línea de carácter operativo o que son el resultado de decisiones que afectan globalmente a la Compañía y, entre ellos, los gastos originados por proyectos y actividades que afectan a varias líneas de negocio y los ingresos de las participaciones estratégicas, se atribuyen a una "Unidad Corporativa", a la que, también, se asignan las partidas de conciliación que surgen al comparar el resultado de integrar los estados financieros de las distintas líneas de negocio con los estados financieros consolidados de la Compañía. Los costos incurridos por la Unidad Corporativa se prorratean mediante un sistema de distribución interna de costos, entre las distintas líneas de negocio.

*Segmento geográfico*

Las actividades del grupo se ubican en el mercado venezolano, en Centroamérica y en el Caribe, sin embargo, esta segmentación no reviste importancia a nivel de los estados financieros consolidados dadas las magnitudes de los montos.

***Bases y metodología de la información por segmentos de negocio***

La información por segmentos que se expone seguidamente se basa en los informes mensuales elaborados por cada una de las divisiones y se genera sistemáticamente en forma mensual.

La estructura de esta información está diseñada como si cada línea de negocio se tratara de un negocio autónomo y dispusiera de recursos propios independientes, que se distribuyen en función del riesgo de los activos asignados a cada línea, conforme a un sistema interno de distribución porcentual de costos.

A continuación se presenta la información por segmentos de estas actividades, para los períodos de 3 meses terminados el 31 de marzo de 2010 y 2009:

| **2010** | **Papel impresión, escritura y embalaje** | **Papel tissue** | **Servicios y alquileres** | **Eliminaciones** | **Total** |
|---|---|---|---|---|---|
| **Estado de Resultados** | | | | | |
| Ventas locales | 117.884.876 | 193.666.475 | 4.560.418 | - | 316.111.769 |
| Ventas de exportación | - | 6.996.819 | - | - | 6.996.819 |
| Ventas entre segmentos - local | - | - | 5.514.760 | (5.514.760) | - |
| Ventas entre segmentos - exportación | 180.811 | 225.979 | - | (406.790) | - |
| Total ingresos | 118.065.687 | 200.889.273 | 10.075.178 | (5.921.550) | 323.108.588 |
| Costos y gastos | 120.908.568 | 141.892.350 | 8.233.353 | (5.659.250) | 265.375.021 |
| Resultado de operación | (2.842.881) | 58.996.923 | 1.841.825 | (262.300) | 57.733.567 |
| Participación de resultados de empresas bajo negocios conjuntos | - | - | - | - | - |
| Ingresos financieros | - | - | - | - | 49.974 |
| Gastos financieros y otros | - | - | - | - | (12.202.526) |
| Resultados antes de impuestos | - | - | - | - | 45.581.015 |
| Resultado después de impuestos | - | - | - | - | 36.954.022 |
| Depreciación | 1.827.800 | 2.285.884 | 453.107 | - | 4.566.791 |
| Inversiones de capital | 1.469.370 | 487.701 | 178.652 | - | 2.135.723 |
| **Balance general** | | | | | |
| Activo | | | | | |
| Activos por segmentos | 455.700.253 | 409.589.024 | 68.144.217 | (54.518.856) | 878.914.638 |
| Activos por segmentos corporativos | - | - | - | - | 21.333.585 |
| Participaciones en empresas asociadas | - | - | - | - | 4.046.494 |
| Activos corporativos no distribuidos | - | - | - | - | 21.924.847 |
| Activo total consolidado | | | | | 926.219.564 |
| Pasivo | | | | | |
| Pasivos por segmentos | 91.282.646 | 58.923.230 | 17.923.898 | (54.518.856) | 113.610.918 |
| Pasivos por segmentos corporativos | - | - | - | - | 63.574.730 |
| Pasivos corporativos no distribuidos | - | - | - | - | 325.006.509 |
| Pasivo total consolidado | | | | | 502.192.157 |



## 2009

| | Papel impresión, escritura y embalaje | Papel tissue | Servicios y alquileres | Eliminaciones | Total |
|---|---|---|---|---|---|
| **Estado de Resultados** | | | | | |
| Ventas locales | 105.502.543 | 131.229.213 | 4.006.027 | - | 240.737.783 |
| Ventas de exportación | 982.626 | 3.782.706 | - | | 4.765.332 |
| Ventas entre segmentos - local | - | - | 5.368.140 | (5.368.140) | - |
| Ventas entre segmentos - exportación | 90.722 | 719.743 | - | (810.465) | |
| Total ingresos | 106.575.891 | 135.731.662 | 9.374.167 | (6.178.605) | 245.503.115 |
| Costos y gastos | 92.808.484 | 97.753.562 | 6.612.945 | (6.172.228) | 191.002.763 |
| Resultado de operación | 13.767.407 | 37.978.100 | 2.761.222 | (6.377) | 54.500.352 |
| Participación de resultados de empresas bajo negocios conjuntos | - | - | - | - | - |
| Ingresos financieros | - | - | - | - | 327.673 |
| Gastos financieros y otros | - | - | - | - | (6.318.543) |
| Resultados antes de impuestos | - | - | - | - | 48.509.482 |
| Resultado después de impuestos | - | - | - | - | 36.816.122 |
| Depreciación | 2.146.439 | 2.022.762 | 399.344 | - | 4.568.545 |
| Inversiones de capital | | | | - | 675.972 |
| **Balance general** | | | | | |
| Activo | | | | | |
| Activos por segmentos | 357.977.861 | 294.027.171 | 58.618.388 | (30.998.784) | 679.624.636 |
| Activos por segmentos corporativos | - | - | - | - | 78.444.413 |
| Participaciones en empresas asociadas | | - | - | - | - |
| Activos corporativos no distribuidos | - | - | - | - | 15.828.077 |
| Activo total consolidado | | | | | 773.897.126 |
| Pasivo | | | | | |
| Pasivos por segmentos | 64.719.586 | 39.989.492 | 11.487.054 | (30.998.784) | 85.197.348 |
| Pasivos por segmentos corporativos | - | - | - | - | 67.676.138 |
| Pasivos corporativos no distribuidos | - | - | - | - | 167.045.176 |
| Pasivo total consolidado | | | | | 319.918.662 |